SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH SEPTEMBER 28, 2006

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS	Date: June 30, 2006

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY’S NAME BRASIL TELECOM S.A.	3 - CNPJ - TAXPAYER REGISTER 76.535.764/0001-43
4 – NIRE 5.330.000.622.9

01.02 - ADDRESS OF COMPANY’S HEADQUARTERS

1 - FULL ADDRESS SIA/SUL - LOTE D - BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 – MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 3415-1010	8 - TELEPHONE NUMBER 3415-1256	9 - TELEPHONE NUMBER 3415-1119	10 - TELEX
11 - AREA CODE 61	12 – FAX 3415-1593	13 - FAX 3415-1315	14 - FAX -
15 - E-MAIL ri@brasiltelecom.com.br

01.03 – INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 – NAME CHARLES LAGANÁ PUTZ
2 – FULL ADDRESS SIA/SUL - LOTE D - BL A - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 – MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 3415-1010	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 – FAX 3415-1593	14 - FAX -	15 - FAX -
16 - E-MAIL cputz@brasiltelecom.com.br

01.04 - REFERENCE / INDEPENDENT ACCOUNTANT

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2006	12/31/2006	2	04/01/2006	06/30/2006	1	01/01/2006	03/31/2006
9 - INDEPENDENT ACCOUNTANT DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES					10 - CVM CODE 00385-9
11 - NAME TECHNICAL RESPONSIBLE MARCO ANTONIO BRANDAO SIMURRO					12 - CPF - TAXPAYER REGISTER 755.400.708-44

01.05 - COMPOSITION OF ISSUED CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 06/30/2006	2 - PRIOR QUARTER 03/31/2005	3 - SAME QUARTER OF PRIOR YEAR 06/30/2005
ISSUED CAPITAL
1 – COMMON	249,597,050	249,597,050	249,597,050
2 – PREFERRED	311,353,241	305,701,231	305,701,231
3 – TOTAL	560,950,291	555,298,281	555,298,281
TREASURY SHARES
4 – COMMON	0	0	0
5 – PREFERRED	13,678,100	13,678,100	13,679,382
6 – TOTAL	13,678,100	13,678,100	13,679,382

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS
2 – SITUATION OPERATING
3 - TYPE OF CONTROLLING INTEREST NATIONAL PRIVATE
4 - ACTIVITY CODE 1130 – TELECOMMUNICATIONS
5 – MAIN ACTIVITY PROVIDING SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL
7 - TYPE OF INDEPENDENT ACCOUNTANTS’ REPORT UNQUALIFIED

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	06/30/2006	Interest on shareholders’ equity		Common	0.0003805236
02	RCA	06/30/2006	Interest on shareholders’ equity		Preferred	0.0003805236

01.09 - ISSUED CAPITAL AND CHANGES IN CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousand)	4 - VALUE OF CHANGE (In R$ thousand)	5 - ORIGIN OF ALTERATION	6 - QUANTITY OF ISSUED SHARES (Thousand)	7 - SHARE PRICE ON ISSUANCE DATE (In R$)
01	04/28/2006	3,470,758	34,970	Capital Reserve	5,652,010	0.0104400000

01.10 - INVESTOR RELATIONS OFFICER

1 – DATE 07/31/2006	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2006	4 – 03/31/2006
1	TOTAL ASSETS	13,991,135	13,964,376
1.01	CURRENT ASSETS	4,137,347	3,834,060
1.01.01	CASH AND CASH EQUIVALENTS	1,031,254	705,735
1.01.02	CREDITS	1,895,034	1,963,842
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,895,034	1,963,842
1.01.03	INVENTORIES	4,812	4,474
1.01.04	OTHER	1,206,247	1,160,009
1.01.04.01	LOANS AND FINANCING	7,647	5,732
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	835,124	910,792
1.01.04.03	JUDICIAL DEPOSITS	55,331	32,736
1.01.04.04	CONTRACTUAL RETENTIONS	91,439	91,439
1.01.04.05	TEMPORARY INVESTMENTS	106,539	0
1.01.04.06	OTHER ASSETS	110,167	119,310
1.02	LONG-TERM ASSETS	941,621	936,765
1.02.01	SUNDRY CREDITS	0	0
1.02.02	CREDITS WITH RELATED PARTIES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	941,621	936,765
1.02.03.01	LOANS AND FINANCING	1,327	3,300
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	736,577	734,570
1.02.03.03	INCOME SECURITIES	678	589
1.02.03.04	JUDICIAL DEPOSITS	164,826	143,945
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	38,213	54,361
1.03	PERMANENT ASSETS	8,912,167	9,193,551
1.03.01	INVESTMENTS	2,586,101	2,563,198
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	2,463,548	2,435,848
1.03.01.03	OTHER INVESTMENTS	122,549	127,346
1.03.02	PROPERTY, PLANT AND EQUIPMENT	5,868,025	6,142,469
1.03.03	DEFERRED CHARGES	458,041	487,884

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2006	4 – 03/31/2006
2	TOTAL LIABILITIES	13,991,135	13,964,376
2.01	CURRENT LIABILITIES	4,263,025	3,971,685
2.01.01	LOANS AND FINANCING	986,957	968,569
2.01.02	DEBENTURES	593,190	554,115
2.01.03	SUPPLIERS	1,121,556	1,065,462
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	738,073	818,877
2.01.04.01	INDIRECT TAXES	713,101	752,769
2.01.04.02	TAXES ON INCOME	24,972	66,108
2.01.05	DIVIDENDS PAYABLE	268,637	61,109
2.01.06	PROVISIONS	162,811	229,705
2.01.06.01	PROVISIONS FOR CONTINGENCIES	117,675	184,949
2.01.06.02	PROVISIONS FOR PENSION PLAN	45,136	44,756
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	391,801	273,848
2.01.08.01	PAYROLL AND SOCIAL CHARGES	75,566	60,942
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	121,665	92,668
2.01.08.03	EMPLOYEE PROFIT SHARING	33,888	23,977
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	33,657	17,043
2.01.08.05	OTHER LIABILITIES	127,025	79,218
2.02	LONG-TERM LIABILITIES	4,353,401	4,491,061
2.02.01	LOANS AND FINANCING	2,453,754	2,587,545
2.02.02	DEBENTURES	500,000	500,000
2.02.03	PROVISIONS	1,100,138	1,081,164
2.02.03.01	PROVISIONS FOR CONTINGENCIES	427,378	402,298
2.02.03.02	PROVISIONS FOR PENSION PLAN	654,662	660,321
2.02.03.03	PROVISIONS FOR LOSS WITH SUBSIDIARIES	18,098	18,545
2.02.04	DEBTS WITH RELATED PARTIES	0	0
2.02.05	OTHER	299,509	322,352
2.02.05.01	PAYROLL AND SOCIAL CHARGES	0	0
2.02.05.02	SUPPLIERS	22,049	21,999
2.02.05.03	INDIRECT TAXES	216,413	254,313
2.02.05.04	TAXES ON INCOME	18,807	4,524
2.02.05.05	ADVANCES FROM CUSTOMERS	5,480	5,350
2.02.05.06	OTHER LIABILITIES	28,786	28,192
2.02.05.07	FUNDS FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	0	0
2.05	SHAREHOLDERS’ EQUITY	5,374,709	5,501,630
2.05.01	CAPITAL	3,470,758	3,435,788
2.05.02	CAPITAL RESERVES	1,327,927	1,362,897
2.05.02.01	GOODWILL ON SHARE SUBSCRIPTION	358,862	334,825
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	0	59,007

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2006	4 – 03/31/2006
2.05.02.03	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,558	123,558
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.05.02.05	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.05.02.06	OTHER CAPITAL RESERVES	68,464	68,464
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	287,672	287,672
2.05.04.01	LEGAL	287,672	287,672
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFIT RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	288,352	415,273

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2006 TO 06/30/2006	4 - 01/01/2006 TO 06/30/2006	5 – 04/01/2005 TO 06/30/2005	6 - 01/01/2005 TO 06/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,256,874	6,606,736	3,424,059	6,674,428
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,024,195)	(2,075,525)	(1,030,604)	(1,972,851)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,232,679	4,531,211	2,393,455	4,701,577
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,400,231)	(2,821,899)	(1,451,751)	(2,856,591)
3.05	GROSS PROFIT	832,448	1,709,312	941,704	1,844,986
3.06	OPERATING EXPENSES/REVENUES	(946,144)	(1,750,188)	(1,069,612)	(1,856,843)
3.06.01	SELLING EXPENSES	(239,494)	(524,282)	(278,395)	(562,419)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(281,145)	(545,999)	(265,855)	(521,705)
3.06.03	FINANCIAL	(307,525)	(413,841)	(304,897)	(423,242)
3.06.03.01	FINANCIAL INCOME	145,460	203,785	265,332	397,601
3.06.03.02	FINANCIAL EXPENSES	(452,985)	(617,626)	(570,229)	(820,843)
3.06.04	OTHER OPERATING INCOME	205,209	284,648	71,926	152,129
3.06.05	OTHER OPERATING EXPENSES	(222,815)	(338,165)	(79,906)	(165,052)
	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND ASSOCIATED
3.06.06	COMPANIES	(100,374)	(212,549)	(212,485)	(336,554)
3.07	OPERATING INCOME	(113,696)	(40,876)	(127,908)	(11,857)
3.08	NON-OPERATING INCOME	(15,648)	(18,984)	(37,318)	(70,781)
3.08.01	REVENUES	14,299	19,066	6,662	18,777
3.08.02	EXPENSES	(29,947)	(38,050)	(43,980)	(89,558)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(129,344)	(59,860)	(165,226)	(82,638)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	2,423	(62,045)	(32,605)	(112,389)
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2006 TO 06/30/2006	4 - 01/01/2006 TO 06/30/2006	5 – 04/01/2005 TO 06/30/2005	6 - 01/01/2005 TO 06/30/2005
3.13	REVERSAL OF INTEREST ON SHAREHOLDER’S EQUITY	245,000	245,000	240,100	240,100
3.15	INCOME (LOSS) FOR THE PERIOD	118,079	123,095	42,269	45,073
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (THOUSAND)	547,272,191	547,272,191	541,618,899	541,618,899
	EARNINGS PER SHARE	0.00022	0.00022	0.00008	0.00008
	LOSS PER SHARE

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)		CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		Date: June 30, 2006

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

04.01-NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE QUARTERLY INFORMATION
AS OF 06/30/2006

(In thousands of Brazilian reais)

1. OPERATIONS

BRASIL TELECOM S.A. (“the Company”) is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concession Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. In this area of 2,859,375 square kilometers, which corresponds to 34% of the Brazilian territory, the Company renders since July 1998 the STFC in the modalities of local and intra-regional long distances.

With recognition of the prior fulfillment of the obligations for universalization stated in the General Plan of Universalization Goals (“PGMU”), required for December 31, 2003, the Company obtained from the National Agency for Telecommunications (“ANATEL”), on January 19, 2004, issued authorizations for the Company to exploit STFC in the following service modalities: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began to exploit the Domestic and International Long Distance Services in the Regions I, II and III, starting on January 22, 2004. In the case of the Local Service in the new regions and PGO sectors, the service began to be rendered as from January 19, 2005.

The Company’s business, as well as the rendered services and the charged fees are regulated by ANATEL.

New concession agreements under the modalities of local and long distance services came into force as of January 1, 2006, effective until December 31, 2025. Additional information about these agreements is mentioned in Note 5.i.

Information related to the quality and universal service targets of the Switched Fixed Telephone Service are available to interested parties on ANATEL’s homepage, in the website www.anatel.gov.br.

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás Group.

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also integrates level 1 of Corporate Governance, and trades its American Depositary Receipts - ADRs on the New York Stock Exchange (“NYSE”).

Subsidiaries

a) 14 Brasil Telecom Celular S.A. (“BrT Celular”): a wholly-owned subsidiary which operates since the fourth quarter of 2004 to provide Personal Mobile Service (“SMP”), with authorization to assist the same coverage area where the Company operates with STFC.

b) BrT Serviços de Internet S.A. (“BrTI”): A wholly-owned subsidiary which since 2002 provides Internet services and correlated activities.

BrTI, on the other hand, has the control of the following companies:

(i) BrT Cabos Submarinos Group

This group of companies operates through a system of submarine fiber optics cables, with connection points in the United States, Bermuda Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised of the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”)

  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): BrTI exercises direct control and total control jointly with BrT CSH.

  Brasil Telecom Subsea Cable Systems (Bermudas) Ltd. (“BrT SCS Bermuda”): it is also an integral part of the Companies BrT Cabos Submarinos, and BrTI maintains a minority interest, however it is ensured the indirect control once the majority control belongs to the Company. On its turn, BrT SCS
  Bermuda holds the total shares of Brasil Telecom of America Inc. (“BrT of America) and Brasil Telecom de Venezuela, S.A.

(ii) iBest Group

iBest Companies have their operations concentrated in providing dial up connection to the Internet, sale of advertising space for divulgation in its portal and value-added service with the availability of its Internet access accelerator. They are represented by the companies: iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.

IG Companies

IG Companies have operations based on providing dial up access to the Internet, inclusively, its mobile internet portal related to mobile telephony in Brazil. They also render value added services related to broadband access to its portal and web page hosting and other services in the Internet market.

On November 24, 2004, BrT SCS Bermuda acquired 63.0% of the total capital, and the resulting control, of Internet Group (Cayman) Limited (“IG Cayman”), incorporated in the Cayman Islands. On July 26, 2005, BrT SCS Bermuda complemented the acquisition of additional 25.6% of IG Cayman’s total capital. On the quarter closing date, the interest held by BrT SCS Bermuda was 88.8% . IG Cayman is a holding which, in its turn, have control of Internet Group do Brasil Ltda. (“IG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

Agência O Jornal da Internet Ltda (“Jornal Internet”).

BrTI holds thirty per cent interest in the capital stock of Jornal Internet, which aims the commercialization of goods and services through the Internet, edition of newspapers or magazines, as well as the obtainment, generation and publication of news on selected facts. Seventy per cent of the capital stock of Jornal Internet is held by Charles Laganá Putz, Company’s chief financial officer.

c) MTH Ventures do Brasil Ltda. (“MTH”): The Company holds 100% of the capital of MTH, a holding company which has 100% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”).

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

d) Vant Telecomunicações S.A. (“VANT”): Corporation that the Company acquires the total capital stock. VANT aims the rendering of telecommunication services in general, especially multimedia communication services, execution of works, assemblies and installations in public and private environments referring to the implementation, operation and maintenance of networks and telecommunications systems, acquisition and onerous assignment of capabilities and means and other necessary supplementary activities, operating throughout Brazil, and is present in the main Brazilian state capitals.

e) Other Service Provider Companies

The Company is the holder of 100% of the capital stock of the companies Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. These companies, which were not operating on the quarter closing date, aim at rendering services in general comprising, among others, the management activities of real states or assets.

Change in the Management

On July 27, 2005, the Extraordinary Shareholders’ Meeting dismissed from office the members of Brasil Telecom Participações S.A.’s Board of Directors connected with former manager Opportunity. At Board of Directors Meeting held on August 25, 2005, a new Board of Executive Officers was elected, and the Technical Officer was maintained in his position.

At the Extraordinary Shareholders’ Meeting held on September 30, 2005, the Board of Directors’ members of the Company were dismissed from office and new members were elected. On the same date, the Board of Directors Meeting resolved to dismiss the Chairman and to elect new members for the Board of Executive Officers, and the Network Officer was reelected. Such resolutions were ratified by the Board of Directors of the Company in meeting held on October 5, 2005.

The process to change the management of Brasil Telecom Participações S.A. and of the Company was litigious, according to various material facts published by the Company during 2005 and various lawsuits brought by the former manager, aiming at recovering the management of the Companies, which are still under progress.

Agreements as of April 28, 2005 under the Previous Management

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. (“BTC”) executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument named as “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts published, the merger was forbidden by injunctions issued by the Brazilian and U.S. courts. It is also subject-matter of discussion under arbitration involving the controlling shareholders.

The current management of Brasil Telecom Participações S.A. and of the Company understands that the Merger Agreement, the respective Protocol, and other April 28 agreements, which included the waiver and transaction in lawsuits involving the Companies, were entered into with conflict of interests, breaching the laws and the Bylaws of the Companies, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, the actual management deems that such agreements are contrary to the best interest of the Companies, especially regarding its mobile telephony business.

TIMI and TIMB sent to the Company and to Brt Celular a correspondence dated as of May 2, 2006, terminating unilaterally the referred “Merger Agreement”, reserving supposed rights.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements have been prepared in accordance with accounting practices adopted in Brazil, in compliance with the Brazilian corporate law, rules of the Brazilian Securities and Exchange Commission (“CVM”) and rules applicable to telephony service concessionaires.

As the Company is registered with the SEC, it is subject to SEC’s standards, and it must prepare financial statements and other information by using criteria that comply with that agency’s requirements. To comply with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the disclosure of information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless otherwise demonstrated. According to each situation, they present information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED”, respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

In compliance with the Resolution 489/05, of CVM, as from 2006 the amounts of judicial deposits linked to the provisions for contingencies are presented in a deductive way from the liabilities established. Aiming at providing a better comparison between the data presented in the quarterly information, an identical reclassification of balances belonging to 2005 was promoted, as well as of the amounts referring to the cash flow.

The accounting estimates were based on objective and subjective factors, based on management’s judgment to determine the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, allowance for doubtful accounts, inventories and deferred income tax and social contribution, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits to employees. The settlement of transactions involving these estimates may result in significantly different amounts due to the inaccuracy inherent to the process of determining these amounts. Management reviews its estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was made in accordance with CVM Instruction 247/96 and includes the Company and the companies listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of balances of the asset and liability accounts among the consolidated companies, as well as revenue and expenses of transactions among them;

  Elimination of the balances of the investment accounts and corresponding investor’s shareholdings, reserves and accumulated results in the consolidated companies; and

  Segregation of the portions of shareholders’ equity and income belonging to minority shareholders, indicated in specific items.

Supplementary Information

The Company is presenting as supplementary information the statements of cash flows, which were prepared in accordance with Accounting Rules and Procedures - NPC 20 of the Brazilian Institute of Independent Auditors - IBRACON. The statement of cash flow is shown together with Note 17.

Report per Segment

The Company is presenting, supplementary to note 43, the report per business segment. A segment is an identifiable component of the company, intended for service rendering (business segment), or provision of products and services which are subject to risks and compensations which are different from those of other segments.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refer to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are temporary high-liquid investments, with immediate maturity. They are recorded at cost, plus income registered until the closing dates of the quarters, and do not exceed market value. Investment funds quotas are appreciated considering the quota values on June 30, 2006.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the closing dates of the quarters. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer. The criterion adopted for making the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion of services rendered yet to be billed, thus composing the amount that could become a future loss, which is recorded as a provision.

c. Material Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and in relation to consolidated statements, goods inventories for resale, mainly composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. With regard to cell phones and accessories, the subsidiary BrT Celular records the adjustments at the realization value as of the quarter closing date, in the cases in which the acquisitions presented higher values.

d. Investments: Investments in subsidiaries are assessed using the equity method. Goodwill is calculated based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at acquisition cost, less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas of funds, they remain recognized in long-term assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically valued and the result of the comparison between its original and market costs, when the latter is lower, results in the constitution of allowances for probable losses.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges resulting from obligations for financing assets and construction in progress are capitalized.

The costs incurred, when they represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair are charged to the profit and losses accounts, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The main rates used are set forth in Note 28.

f. Deferred Charges: Segregated between deferred charges on amortization and formation. Their breakdown is shown in Note 29. Amortization is calculated under the straight-line method, for a five-year period, in accordance with the legislation in force. When benefits are not expected from an asset, it is written off against non-operating income.

g. Income and Social Contribution Taxes: Corporate income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the social contribution negative basis are recorded under assets or liabilities, as applicable, according to the assumption of realization or future demand, within the parameters set forth in the CVM Instruction 371/02.

h. Loans and Financing: These are updated for monetary and/or exchange variations and interest incurred until the quarter closing date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: The contingency provisions are made based on a survey of the respective risks and they are quantified according to economic grounds and legal opinions on the contingency proceedings and facts known on the quarter closing date. The basis and nature of the provisions are described in Note 7.

j. Revenue Recognition: Revenues from services rendered are recognized when provided. Local and long distance calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards (Public Use Telephony - TUP), cell phones and accessories are recorded when delivered and accepted by the clients. For prepaid services linked to mobile telephony, the revenue is recognized in accordance with the utilization of services. Revenue is not recognized if there is a significant uncertainty in its realization.

k. Recognition of Expenses: Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

l. Financial Income (Expense), Net: Financial income is recognized on an accrual basis and comprises interest earned on overdue accounts settled after the term, gains on financial investments and hedges. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on shareholders’ equity, when credited, is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed to profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

m. Benefits to Employees:  Private pension plans and other retirement benefits sponsored by the Company and its subsidiaries for their employees are managed under three foundations. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, the Company recorded its actuarial deficit on the balance sheet date against shareholders’ equity, net of its tax effects. As from 2002, as new actuarial revaluations show the necessity for adjustments to the provision, they are recognized in the profit and loss accounts. Additional information on private pension plans is described in Note 6.

n. Profit Sharing:  The provision for employees and management profit sharing is recognized on an accrual basis, being accounted as operating expense. The calculation of the amount, which is paid in the subsequent year after the provision is recognized, is based on the target program established with the labor union, by means of collective labor agreement, in accordance with Law 10,101/00 and the Company’s Bylaws.

o. Earnings or losses per thousand shares:  Calculated based on the number of shares outstanding on the quarter closing date, which comprises the total number of shares issued, minus shares held in treasury.

4. RELATED-PARTIES TRANSACTIONS

Related parties transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, and with the subsidiaries mentioned in Note 1.

Operations between related parties and the Company are carried out under regular market prices and conditions. The main transactions are:

Brasil Telecom Participações S.A.

Dividends/Interest on Shareholders’ Equity: the amount of R$164,828 (R$161,344 in the same period of 2005) was destined to the Parent Company, of the interest on shareholders’ equity credited by the Company up to the quarter closing date. The outstanding balance, net of withholding tax is R$140,104.

Loans with the Parent Company:  Liabilities arose from the spin-off of Telebrás and are indexed to exchange variation, plus interest of 1.75% per year, amounting to R$51,169 (R$51,137 as of 03/31/06). The financial gain recognized against the result in the quarter, due to the drop of the U.S. dollar was R$3,895 (R$7,537 of financial gain in 2005, in view of fall of the U.S. dollar).

Debentures:  On January 27, 2001, the Company issued 1,300 private debentures at the unit price of R$1,000 non-convertible or exchangeable for any type of share, totaling R$1,300,000, for the purpose of financing part of its investment program. All these debentures were acquired by the parent company Brasil Telecom Participações S.A. The balance of the debentures par value will be amortized in a remaining installment, equivalent to 40% of issuance, with maturity term on 07/27/06. The debentures remuneration is equivalent to 100% of the CDI, paid semiannually. The balance of this liability is R$553,202 (R$534,070 on 03/31/06) and the charges recognized in the income in the quarter represented R$40,494 (R$79,945 in 2005).

Sureties and Guarantees:  (i) The Parent Company renders sureties as guarantee of loans and financings owed by the Company to the lending financial institutions. Up to the quarter closing date, referring to the guarantee benefit, the Company recorded expenses in favor of the Parent Company at the amount of R$1,669 (R$2,083 in 2005); and (ii) the Parent Company renders surety for the Company related to the contracting of insurance policies, guarantee of contractual liabilities (GOC), which amounted to R$220,305 (R$217,142 in 2005). In the quarter, in return to such surety, the Company registered an operating expense of R$66 (R$130 in 2005).

Revenues and Accounts Payable:  arising from transactions related to share of resources. The balance payable is R$439 (R$381 payable on 03/31/06) and the amounts recorded in income in the quarter comprises operating revenues of R$337 (R$1,797 in 2005).

BrT Serviços de Internet S.A.

Advances for Future Capital Increase (AFAC): the amount existing as AFAC granted is R$6,696.

Amounts Receivable, Revenues and Expenses: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance receivable is R$2,150 (R$13,710 receivable on 03/31/06). The amounts recorded in income in the quarter represented R$14,529 of the operating revenues (R$33,825 in 2005) and R$17,092 of operating expenses (R$83,254 in 2005).

14 Brasil Telecom Celular S.A.

Amounts Payable, Revenues and Expenses: arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance payable is R$12,698 (R$2,176 payable on 03/31/06). The amounts recorded in income in the quarter represented R$92,600 of the operating revenues (R$80,774 in 2005) and R$175,405 of operating expenses (R$95,607 in 2005).

Vant Telecomunicações S.A.

Accounts Payable, Revenues and Expenses: arising from transactions related to telecommunications services and acquisitions of property, plant and equipment. The balance payable is R$3,080 (R$3,443 payable on 03/31/06) and the amounts recorded in income in the quarter represented R$2,602 of operating revenues (R$574 in 2005) and R$971 of operating expenses (R$869 in 2005).

BrT SCS Bermuda

Amounts Receivable and Revenues: arising from transactions related to telecommunications services. The balance receivable is R$2,902 (R$197 receivable on 03/31/06). The amounts recorded in income in the quarter represented R$84 of operating revenues. In the first quarter of 2005 a financial revenue of R$189 was recorded, resulting from a loan agreement released in the same period.

BrT of America

Amounts Payable and Revenues: resulting from transactions related to telecommunications services, the payable balance amount is R$614 (R$72 receivable, on 3/31/06). The amounts recorded in income in the quarter represented R$60 of operating revenues and R$3,232 of operating expenses.

BrT CS Ltda.

Amounts Payable and Revenues: resulting from transactions related to telecommunications services, the payable balance amount is R$2,742 (R$5,973 on 3/31/06). The amounts recorded in income in the quarter are represented by operating expenses of R$13,546.

Freelance S.A.

Accounts Payable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The payable balance amounts is R$4,123 (R$311 payable on 03/31/06). The amounts recorded in income in the quarter represented R$2,353 of operating revenues (R$532 in 2005) and R$5,981 of operating expenses.

IG Brasil

Accounts Receivable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The balance receivable is R$305 (R$76 receivable on 03/31/06). The amounts recorded in income in the quarter are represented by R$1,227 of operating revenues (R$5,662 in 2005) and operating expenses R$913.

BrT Multimídia

Accounts Payable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance payable is R$2,731 (R$7,067 payable on 03/31/06). The amounts recorded in income in the quarter represented operating revenues of R$326 (R$45 in 2005) and operating expenses of R$8,261 (R$34,426 in 2005).

Other Related Parties Transactions

Due to the existence of common partners in the control chain of the Company and the Companies mentioned below, the operations among them may be classified, pursuant to CVM Resolution 26/86, as “related-parties transactions”.

Telemig Celular

The Company and Telemig Celular maintain agreements related to the operations of telecommunications services, comprising CSP 14 – Operator Selection Code, infrastructure rental and co-billing agreements. The amount payable, resulting from these contracts and agreements is R$4,393 (R$4,050 on 03/31/06).

The amounts recorded in income in the quarter are represented by operating expenses of R$21,052 (R$32,980 in 2005) and operating revenues of R$9 (R$151 in 2005).

Amazônia Celular

The Company and Amazônia Celular maintain an agreement concerning operation of telecommunications services, comprising CSP 14 – Operator Selection Code and co-billing agreements. The amount payable, resulting from these contracts and agreements is R$1,403 (R$1,149 on 03/31/06). The amounts recorded in income in the quarter are represented by operating expenses of R$6,116 (R$6,101 in 2005).

TIM Celular

The Company and TIM’s cell phone companies maintain agreements concerning the operation of telecommunications services, comprising lease of means and co-billing agreements, as well as relationships resulting from CSP. The amount payable, resulting from these transactions is R$60,488 (R$71,916 on 03/31/06). The amounts recorded in income in the quarter are represented by operating revenues of R$51,489 (R$28,673 in 2005) and operating expenses of R$246,998 (R$82,454 in 2005).

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, for example cash and cash equivalents, accounts receivable, assets and liabilities of taxes, pension funds, among others, and whose risk assessment is not significant, are not mentioned.

In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s business are the following:

a. Credit Risk

The majority of services provided by Brasil Telecom S.A. are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers. The Company’s default in the quarter was 2.63% (2.52 in 2005), taking into account the accounts receivable total losses in relation to gross revenue. For the Consolidated it was 2.71% and 2.65%, respectively. By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

The Company operates in co-billing, concerning long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The co-billing accounts receivable are managed by these operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. The blocking rules set forth by the regulating agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. The Company separately controls receivables of this nature and maintain an allowance for losses that may occur, due to the risks of not receiving such amounts.

In respect to mobile telephony, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis. Still in relation to postpaid service, whose client base at the end of the quarter was 32.4% of total portfolio (33.4% on 03/31/06), the receivable accounts are also monitored in order to limit default and the block is made to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Exchange Rate Risk

Liabilities

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Consolidated loans subject to this risk represent approximately 23.6% (22.6% on 03/31/06) of the total liabilities of consolidated loans and financing, minus the contracted hedge balances. In order to minimize this kind of risk, the Company has been entering into exchange hedge agreements with financial institutions. Of the debt installment consolidated in foreign currency, 54.7% (67.9% on 03/31/06) is covered by hedge operations and financial investments in foreign currency, resulting in an effective exposition of 13.8% . Unrealized positive or negative effects of these operations are recorded in the profit and loss as gain or loss. Until the end of the quarter, the negative adjustments of these operations amounted to R$72,774 (R$159,027 of negative adjustments in 2005).

Net exposure as per book and market values, at the exchange rate risk prevailing on the quarter closing date, is as follows:

PARENT COMPANY
	06/30/06		03/31/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	961,922	987,833	938,872	983,388
Hedge Contracts	380,746	377,130	366,110	364,009
Total	1,342,668	1,364,963	1,304,982	1,347,397
Current	198,712	199,750	183,368	183,662
Long-term	1,143,956	1,165,213	1,121,614	1,163,735

CONSOLIDATED
	06/30/06		03/31/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans and Financing	983,457	1,009,368	960,487	1,005,003
Hedge Contracts	380,746	377,130	366,110	364,009
Total	1,364,203	1,386,498	1,326,597	1,369,012
Current	198,712	199,750	183,368	183,662
Long-term	1,165,491	1,186,748	1,143,229	1,185,350

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was future cash flows associated to each contracted instruments, minus the market rates in force in the quarter closing date.

c. Interest Rate Risk

Assets

The Company has loans granted to the phone directory company, with interest indexed to the IGP-DI (a national index price), as well as loans resulting from the sale of property, plant and equipment to other telephony companies, remunerated by IPA-OG/Industrial Products of Column 27 (FGV). The Company also has Certificate of Deposits (CDBs) with Banco de Brasília S.A. related to the guarantee to tax incentive granted by the Federal District Government under a program called Programa de Promoção do Desenvolvimento Econômico e Sustentável do Distrito Federal – PRO-DF, (Program to Promote the Economic and Sustained Development of the Federal District), and the remuneration of these securities is equivalent to 95% of the SELIC rate.

These assets are represented in the balance sheet as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	06/30/06	03/31/06	06/30/06	03/31/06
Assets
Loans subject to:
IGP-DI	7,819	7,792	7,875	7,865
IPA-OG Column 27 (FGV)	1,155	1,240	1,155	1,240
Securities subject to:
SELIC rate	678	589	2,915	2,788
Total	9,652	9,621	11,945	11,893
Current	7,647	5,732	7,703	5,805
Long-term	2,005	3,889	4,242	6,088

Liabilities

Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units TJLP, UMBNDES, CDI IGP-M and IGP/DI. The inherent risk in these liabilities arises from possible variations in these rates. The Company has contracted derivative hedge contracts to 18.7% (20.4% on 03/31/06) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates. The positive or negative effects unrealized in these operations are recorded in results as gain or loss. Until the quarter closing, the negative adjustments of these operations amounted to R$7,669 (R$14,692 in 2005).

In addition to the loans and financing, the Company issued private and public debentures, non-convertible or exchangeable for shares. These liabilities were contracted at interest rates linked to the CDI, and the risk associated to this liability results from the possible increase of the rate.

The above mentioned liabilities on the quarter closing date are as follows:

PARENT COMPANY
	06/30/06		03/31/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	1,790,783	1,792,032	1,949,789	1,951,866
Debentures – CDI	1,093,190	1,095,566	1,054,115	1,084,238
Loans subject to UMBNDES	229,405	229,653	246,107	246,932
Hedge without loans subject to UMBNDES	32,290	30,034	37,296	29,913
Loans subject to IGPM	2,567	2,567	4,990	4,990
Loans subject to IGP/DI	4,207	4,207	3,683	3,683
Other loans	38,791	38,791	9,267	9,267
Total	3,191,233	3,192,850	3,305,247	3,330,889
Current	1,381,435	1,376,095	1,339,316	1,338,928
Long-term	1,809,798	1,816,755	1,965,931	1,991,961

CONSOLIDATED
	06/30/06		03/31/06
	Book Value	Market Value	Book Value	Market Value
Liabilities
Loans subject to TJLP	1,790,783	1,792,032	1,949,789	1,951,866
Debentures – CDI	1,093,190	1,095,566	1,054,115	1,084,238
Loans subject to UMBNDES	229,405	229,653	246,107	246,932
Hedge on loans subject to UMBNDES	32,290	30,034	37,296	29,914
Loans subject to IGP/DI	2,567	2,567	21,374	21,374
Loans subject to IGPM	22,050	22,050	4,990	4,990
Other loans	38,791	38,791	9,267	9,267
Total	3,209,076	3,210,693	3,322,938	3,348,581
Current	1,381,639	1,376,300	1,339,413	1,339,025
Long-term	1,827,437	1,834,393	1,983,525	2,009,556

Book value is equivalent to market values where the current contractual conditions for these types of financial instruments are similar to those in which they were originated or they did not present parameters for quotation or contraction.

d. Risk of Not Linking Monetary Restatement Indexes of Loans and Financing to Accounts Receivable

Loan and financing rates contracted by the Company are not linked to amounts of accounts receivable. Thus, a risk arises, since telephony fees adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debts.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered probable risks are recorded as liabilities. Details of these risks are presented in Note 7.

f. Risks Related to Investments

The Company has investments, which are assessed through the equity method and the acquisition cost. The investments assessed by the equity method are presented in Note 27, for which no market value exists, as they are represented by non-listed companies or private limited companies. Provisions are recorded for losses when the future cash flows expected from an investment lead to loss expectations.

On the quarter closing date, an allowance for losses was recorded at the amount of R$18,098 (R$18,545 on 03/31/06) related to VANT’s unsecured liability.

The investments assessed at acquisition cost are immaterial in relation to total assets. Their associated risks would not cause significant impacts to the Company in case of loss of part of these investments.

g. Financial Investments Risks

The company has temporary high-liquid investments in exclusive financial investment funds (FIFs), whose assets comprise federal securities based on post-fixed, pre-fixed and foreign exchange rates, all subject to CDI, by means of the own backing of these securities or through futures contracts traded at the Futures and Commodities Exchange - BM&F, exclusive financial investment funds (FIFs), subject to exchange variation through futures contracts in dollar with the Futures and Commodities Exchange - BM&F, short-term financial investments, represented by securities issued by Republic of Austria, remunerated at a percentage of CDI average variation, overnight financial investments, own portfolio of CD issued by financial institutions abroad. Overnight investments, in exchange fund and deposit certificates are subject to exchange rate fluctuation risks. The overnight investments that have spread in this type of certificate and the Deposit Certificate (CD) investments, are subject to the issuing financial institution credit risk.

The Company maintains immediate liquidity financial investments at the amount of R$970,877 (R$698,120 on 03/31/06). Income earned in the quarter closing date is recorded as financial revenue and amounts to R$58,618 (R$119,028 in 2005). Amounts recognized in the consolidated financial statements are R$1,108,698 (R$825,878 on 03/31/06), related to investments, and R$75,068 (R$133,037 in 2005), related to earnings.

Short-term investments – temporary investments are represented by the amount of R$106,539 and income earned until the quarter closing date, recorded as financial revenue was R$2,372.

h. Risk of Early Maturity of Loans and Financing

Liabilities resulting from financing, mentioned in the Note 35, concerning agreements of BNDES, public debentures and most of them referring to financial institutions, have clauses that estimate the early maturity of liabilities or retention of amounts pegged to debt covenants, in the cases in which certain minimum amounts for certain indicators are not reached, such as ratios of indebtedness, liquidity, cash generation and others.

Considering the provisions recognized in the financial statements of the fiscal year ended on 12/31/05 and provisions informed to the market by means of the Material Fact as of 1/4/06, the Company renegotiated, in February 2006, all the loan and hedge agreements that had financial covenants related to the Earnings before Interest, Taxes, Depreciation and Amortization – EBITDA.

For the financing agreements maintained with BNDES, the Company must comply with a set of financial ratios and in the event of non-compliance with some of these ratios, the Bank is allowed to request the temporary block of amounts, given as guarantee in a linked account, in case of non-compliance with financial ratios set out in the agreements. In view of the non-compliance with this clause, the Company is subject to the partial and temporary block of its financial investments, in the amount of R$247,442, without prejudice of the remuneration to be received. Up to the quarter closing date, partial blocks in the investment fund in the amount of R$91,439 (R$191,439 for the Consolidated) took place, which were reclassified for the item of contractual retentions, mentioned in note 25. The release of the blocked amounts will take place when the Company returns to complying with the financial relations set forth in the agreements or it is successful in the negotiation of adequacy of financial covenants negotiated. BNDES granted a renouncement in relation to the possible declaration of early maturity in view of the new non-compliance with the financial ratios.

Taking into account the new reality of telecommunications industry, the Company and BNDES are in phase of negotiations of new financial ratios for the current agreements and for the new financing agreement related to the three-year period between 2006 and 2008.

i. Regulatory Risks

New Concession Agreements

On 12/22/05, new local and domestic long distance concession agreements were entered into by Brasil Telecom S.A., which took effect between January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body. The main highlights are:

  The burden of the concession defined as 2% of the net revenue from taxes, calculated every two years, starting in 2006 fiscal year, whose initial payment incurs on 4/30/07 and then successively until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;
  The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory offer and the Telecommunications Service Centers - PST, with full burden for the Concessionaire;
  The possibility of the Regulating Agency to impose mandatory alternative plans;
  The introduction of Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;
  The inclusion of assets of the parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;
  The creation of the users’ board in each concession;

Additionally, the regulation connected to the new concession agreement provides for changes in the local calls tariff system, which change from pulse to minute in the regular hours, in amounts of the public tariffs and in the readjustment criteria, which had the individual excursion factor reduced from 9% to 5% and will be then defined by a sector index - IST, in which composition the highest weight is IPCA.

On their turn, the interconnection tariffs, as provided for, are then defined as a percentage public tariff until the implementation of cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

ANATEL, on February 23, 2006, issued the Resolution 432, postponing for a twelve-month period the dates mentioned in Rule 423, as of 12/6/05, which deals with the Amendment to the Tariff System of STFC Basic Plan in the Local Modality Rendered under Public Scheme.

It is not possible to assess, on the date this quarterly information was prepared, the future impacts to be generated by such regulation change.

Legislative Bill of Change in Telecommunications Act (“LGT”)

At the beginning of March 2006, the Executive Branch sent to the Brazilian Congress the Legislative Bill 6,677 to amend LGT 9,472, as of 7/16/97, whose content is essentially to enable the adoption of distinctive criteria based on the social-economic condition of the aspirant-user, with the purpose of reducing the social disparities and facilitate the access to telecommunications services publicly provided.

Due to the lack of objective elements it is not possible to evaluate, on the date of the preparation of this quarterly information, the future impacts which will be produced in the Company’s businesses, if the referred legislative bill is approved at the Brazilian Congress.

ANATEL Resolution 438

On 7/13/2006 the Resolution 438 was published and took effect, which approves the new Remuneration Regulation for the Use of Networks of Personal Mobile Service Providers – SMP, revoking the Resolution 319/02.

The major alterations are:

  Obligatoriness of implementing the hour modulation for the network remuneration – VU-M at same hours and percentages applicable to the public tariff.
  Change of criterion for the payment of VU-M amounts, which now is due whenever the SMP provider network is used to start or end calls, in opposition to the previous regulation when only VU-M was due upon out phone traffic in a given direction higher than fifty-five per cent (55%) of the total traffic run through.

It is not possible to determine on the date of preparation of this quarterly information, the future impacts to be produced in view of such regulatory change.

Overlapping of Licenses

When the Company received the certification for achieving the universalization targets for 2003, set forth by ANATEL, it already provided the fixed telephony service (“STFC”) in the local and domestic long distance modalities (“LDN”) intra-regional in the Region II of the General Concession Plan (“PGO”). After achieving the referred targets, ANATEL, in January 2004, issued authorizations that increase the possibility of Company’s operation: Local STFC and LDN in the Regions I and III of the PGO (and a few sectors of the Region II); International Long Distance (“LDI”) in the Regions I, II and III of the PGO; mobile telephony, by means of the subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”), in the Region II of the Personal Mobile Service (“SMP”). The already existing concession agreements were expanded, enabling LDN calls to any part of the Brazilian territory. If Telecom Italia International N.V. (“TII”) acquired an indirect controlling interest in the Company, the Company and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation. That would imply the ability of providing domestic (LDN) and international (LDI) fixed and mobile telephony services throughout the same regions of TIM’s, would be subject to risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780 establishing an 18-month period for TII to reacquire an indirect controlling interest in the Company, as long as TII did not participate or vote on issues related to the overlapping of services offered by the Company and TIM, such as domestic and international long-distance and mobile services. On June 30, 2004, the Administrative Council of Economic Defense – CADE, in the records of the Write of Prevention 08700.000018/2004 -68, set forth restrictions to the exercise of the control rights on the part of Telecom Italia International N.V. and its representatives at the board of directors of Solpart Participações S.A., Brasil Telecom Participações S.A. and Brasil Telecom S.A.

On April 28, 2005, TII and TIM and the Company and BrT Celular entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the management of that time as possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was forbidden by an injunction issued by the U.S. court. It is also subject-matter of discussion in the Brazilian Court and in arbitration involving controlling shareholders. Whether or not confirming the validity of April 2005 agreements, there is the possibility of assets related to fixed and mobile segments (see Note 43) eventually loose their value, as a result of overlapping of operations or sanctions from ANATEL. On the other hand, it is also possible that corporate agreements as of April 28, 2005 are declared null and void by courts or arbitration, which would remove TII from the control block of Brasil Telecom group, eliminating the overlapping of concessions and consequently, the regulatory risk. Nevertheless, at this moment, it is not possible to anticipate such legal developments and their future effects on the financial statements.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the control group of Brasil Telecom S.A. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term had already started on April 28, 2005. Therefore, according to ANATEL, the interested companies shall adopt the measures necessary to eliminate the overlapping of the concessions until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on final decision of ANATEL, these sanctions may have an adverse and material effect on businesses and operations of the Company and of 14 Brasil Telecom Celular S.A.

Regarding the “Merger Agreement” mentioned in this note, the Company and its subsidiary BrT Celular started on March 15, 2006 arbitration against TII and TIM, aiming at annulling it. The Company disclosed material fact about this matter on March 16, 2006.

TII and TIM sent to the Company and to BrT Celular a correspondence dated as of May 2, 2006, unilaterally terminating the referred “Merger Agreement”, reserving supposed rights. The Company published a material fact about it on May 2, 2006.

On July 26, 2006, TII, in reply to the correspondence sent by CVM, forwarded a correspondence to the Company in which it confirmed its intention of selling its shareholding in Solpart Participações S.A., parent company of Brasil Telecom Participações S.A. and Brasil Telecom S.A., with the assistance of J.P. Morgan Bank. The Company released a notice about this on the same date.

6. BENEFITS TO EMPLOYEES

The benefits described in this note are offered to the employees of the Company and its direct or indirect subsidiaries. These companies are better described jointly, and can be referred to as “Brasil Telecom Companies” and for the purpose of the supplementary pension plan mentioned in this note, are also denominated “Sponsor” or “Sponsors”.

a.      Supplementary Pension Plan

The Company sponsors supplementary pension plans related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are managed by the following foundations: (i) FUNDAÇÃO 14 de Previdência Privada (“FUNDAÇÃO 14”); (ii) FUNDAÇÃO BrTPREV (“FBrTPREV”) former CRT, a company merged by the Company on 12/28/00; and (iii) FUNDAÇÃO SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

The Company’s Bylaws stipulate approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Secretaria de Previdência Complementar - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the fiscal year closing date. In the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. Liabilities are provided for plans which show deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Resolution 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing these surpluses.

The characteristics of the supplementary pension plans sponsored by the Company are described below.

FUNDAÇÃO 14

As from the split of the only pension plan managed by SISTEL, the PBS, in January 2000, already predicted the evolution trend for a new stage. Such stage would result in an own and independent management model for TCSPREV pension plan, by means of a specific entity to manage and to operate them, and this fact has become more and more evident throughout the years. This trend also occurred in other main SISTEL pension plan sponsoring companies, which created their respective supplementary pension plan foundations. In this scenario, FUNDAÇÃO 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the Secretaria de Previdência Complementar – SPC (the Brazilian pension’s regulatory authority).

In accordance with the Transfer Agreement entered into between FUNDAÇÃO Sistel de Seguridade Social and FUNDAÇÃO 14 de Previdência Privada, SISTEL, by means of the Management Agreement, has been rendering management and operation services of TCSPREV and PAMEC-BrT plans to FUNDAÇÃO 14, after the transferring of these plans, which took place on March 10, 2005, for a period of up to 18 months, while FUNDAÇÃO 14 organizes itself to take over the management and operation services of its plans.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)
This defined contribution and settled benefit plan was introduced on 2/28/00. On 12/31/01, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar – SPC of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the

conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, this plan, concerning the defined contribution, started being offered as of March 2005. TCSPREV currently provides assistance to nearly 65.2% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)
Destined for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on 12/31/01.

Contributions Established for the Plans

TCSPREV
Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to participant’s age and limited to R$19,520.40 for 2006. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the Company. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. Until the quarter, contributions by the sponsor to the TCSPREV group represented 5.19% of the payroll of the plan participants. For employees, the contributions represented 5.11% .

The contributions of the party-company in the quarter were R$7,705 (R$7,431 in 2005).

PAMEC-BrT
The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

The supplementary pension plan, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00.

PAMA - Health Care Plan for Retirees / PCE – Special Coverage Plan (Defined Contribution)
Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on 1/31/00, for the beneficiaries of the PBS-TCS Group, merged into TCSPREV (plan currently managed by FUNDAÇÃO 14) on 12/31/01 and for the participants of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations (together with SISTEL and other foundations). According to a legal and actuarial appraisal, the Company’s responsibility is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PAMA/PCE.

Contributions Established for the Plans

PBS-A
Contributions may occur in case of accumulated deficit. On 12/31/05, the actuarial appraisal date, the plan presented a surplus.

PAMA/PCE
The Sponsor makes contributions for this plan corresponding to 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, the PBS-TCS was merged into the TCSPREV plan on 12/31/01, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PAMA/PCE are also carried out.

The contributions to PAMA, in the part attributed to the Sponsor, in the quarter were R$59 (R$55 in 2005).

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, company incorporated by the Company at the end of 2000. The main purpose of the Company sponsoring FBrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants.

Plans

BrTPREV
Defined contribution plan and settled benefits, launched in October 2002, destined for the concession of pension plan benefits supplementary to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. Currently, BrTPREV provides assistance to nearly 33.0% of the staff.

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
Defined benefits plans destined to provide supplementary social security benefits in addition to those of the official social security, closed to the entry of new participants. Currently, these plans assist approximately 0.17% of the staff.

Contributions Established for the Plans

BrTPREV
Contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age and limited to R$20,193.00 for 2006. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without parity of the sponsor. The sponsor is responsible for the administrative expenses and risk benefits. The Company’s contributions in the quarter represented 8.67% of the payroll of the plan participants, whilst the employee contribution was 4.89% .

The contributions of the party-company in the quarter were R$6,269 (R$4,454 in 2005).

Fundador – Brasil Telecom and Alternativo – Brasil Telecom
The regular contribution by the sponsor in the quarter was of 4.32% on the payroll of plan participants, who contributed at variable rates according to age, service time and salary; the average rate in the quarter was 4.32% . With the Alternativo Plan - Brasil Telecom, the participants also pay an entry fee depending on the age of joining the plan.

The normal contributions of the Sponsor in the quarter were R$7 (R$8 in 2005).

The mathematical reserve to amortize, corresponding to the current value of the Company’s supplementary contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated 1/25/02. Of the maximum period established, 15 years and 6 months still remain for complete settlement, and in the quarter the amount of R$64,099 (R$49,722 in 2005) was amortized.

b. Stock Option Plan for Management and Employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000, approved the general plan to grant stock call options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each class of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Board of Directors, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A
This program is granted as an extension of the performance objectives of the Company established by the Board of Directors for a five-year period. Until June 30, 2006, no option had been granted.

Program B
The exercise price is established by the management committee based on the market price of one thousand shares on the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the way and terms presented as follows:

	First Grant		Second Grant		Third Grant
	As from	Deadline	As from	Deadline	As from	Deadline
33%	1/1/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	1/1/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	1/1/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Since December, 2004 until June 30, 2006 options were not granted.

Information related to the general plan to grant call options is summarized below:

	06/30/2006
	Preferred Share Options (Thousand)	Average Exercise Price R$
Balance on 03/31/06	328,958	13.00
Extinguished Options	29,050	13.00
Balance on 06/30/06	299,908	13.00

There has been no granting of call options exercised until the quarter closing date and the representation of the options balance in relation to the total of outstanding shares is 0.05% (0.06% on March 31, 2006).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the respective premiums, calculated based on the Black&Scholes method, would be R$517 (R$780 in 2005).

c. Other Benefits to Employees

Other benefits are granted to employees, such as: health/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

a. Contingent Liabilities

The Company and its subsidiaries periodically assess their contingency risks, and also review their lawsuits taking into consideration the legal, economic, tax and accounting aspects. The assessment of these risks aims to classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal advisors.

For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are under discussion in administrative and judicial spheres and in several levels, from lower courts to the extraordinary ones.

It is also worth mentioning that the notice presented below shows, in some cases, identical objects with different classifications of risk level, fact that is justified by specific factual and procedural status related to each lawsuit.

Labor Claims

The provisions for labor claims include an estimate by the Company’s management, supported by the opinion of its legal advisors, of the probable losses related to lawsuits filed by employees, former employees of the Company, and of service providers related to the labor matter.

Tax Suits

Provisions for tax contingencies mainly refer to issues related to tax collections resulting from different interpretations of the legislation on the part of the Company’s legal advisors and tax authorities.

Civil Suits

The provisions for civil contingencies refers to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans, and other cases related to community telephony plans and suit for damages and consumer lawsuits.

Classification by Risk Level

Contingencies for Probable Risk

Contingencies for probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
Nature	06/30/06	03/31/06	06/30/06	03/31/06
Provisions	957,834	964,467	988,091	992,255
Labor	539,265	540,605	543,883	544,663
Tax	127,336	135,516	147,743	155,193
Civil	291,233	288,346	296,465	292,399
Linked Judicial Deposits	(412,781)	(377,220)	(414,374)	(378,032)
Labor	(328,456)	(317,525)	(329,147)	(318,067)
Tax	(2,057)	(1,376)	(2,636)	(1,376)
Civil	(82,268)	(58,319)	(82,591)	(58,589)
Total Provisions, Net of Judicial Deposits	545,053	587,247	573,717	614,223
Current	117,675	184,949	135,810	201,701
Long-term	427,378	402,298	437,907	412,522

Labor

The variations which took place in the current year, until the quarter closing date, are the following:

PARENT COMPANY	CONSOLIDATED
Provisions on 12/31/05	564,129	567,273
Variations to the Result	100,943	102,494
Monetary Restatement	32,614	32,774
Revaluation of Contingent Risks	58,097	58,067
Provision of New Shares	10,232	11,653
Payments	(125,807)	(125,884)
Subtotal I (Provisions)	539,265	543,883
Linked Judicial Deposits on 12/31/05	(332,125)	(332,540)
Variations of Judicial Deposits	3,669	3,393
Subtotal II (Judicial Deposits)	(328,456)	(329,147)
Balance on 06/30/06, Net of Judicial Deposits	210,809	214,736

The main objects that affect the labor contingencies provisioned are the following:

(i) Risk Premium - related to the claim of additional payment for hazardous activities, based on Law 7369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii) Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. The effects are related to the repercussion of the salary increase supposedly due on the other sums calculated based on the employees’ salaries;

(iii) Career Plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv) Joint/Subsidiary Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v) Overtime – refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi) Reintegration – pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility of terminating labor contract without cause;

(vii) Request for the application of regulation, which established the payment of the percentage incurring on the Company’s income, attributed to the Santa Catarina Branch; and

(viii) Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all amounts paid for this purpose.

Tax

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/05	142,143	161,068
Variations to the Result	52,139	53,621
Monetary Restatement	6,648	8,102
Revaluation of Contingent Risks	42,823	42,751
Provision of New Shares	2,668	2,768
Payments	(66,946)	(66,946)
Subtotal I (Provisions)	127,336	147,743
Linked Judicial Deposits on 12/31/05	(1,281)	(1,281)
Variations of Judicial Deposits	(776)	(1,355)
Subtotal II (Judicial Deposits)	(2,057)	(2,636)
Balance on 06/30/06, Net of Judicial Deposits	125,279	145,107

The other main provisioned lawsuits refer to the following controversies:

(i) Social Security – related to the non-collection of incident social security in the payment made to cooperative companies, as well as the divergence of understanding about the allowance that comprise the contribution’s salary;

(ii) Federal Taxes – several assessments challenging supposed irregularities committed by the Company, such as undue tax losses carryforward taken place prior to the merger of the other operators of the Region II of the PGO; and

(iii) State Taxes – ICMS credits, whose validity is questioned by the State Tax Authorities.

Civil

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Balance on 12/31/05	273,349	276,018
Variations to the Result	55,907	59,162
Monetary Restatement	8,672	8,789
Revaluation of Contingent Risks	15,977	16,666
Provision of New Shares	31,258	33,707
Payments	(38,023)	(38,715)
Subtotal I (Provisions)	291,233	296,465
Linked Judicial Deposits on 12/31/05	(20,562)	(20,809)
Variations of Judicial Deposits	(61,706)	(61,782)
Subtotal II (Judicial Deposits)	(82,268)	(82,591)
Balance on 06/30/06, Net of Judicial Deposits	208,965	213,874

The lawsuits provided for are the following:

(i)
Review of contractual conditions - lawsuit where a company which supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii)
Capital Participation Agreements - TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Customer service centers – public civil actions, comprising the closing of customer services centers;

(iv)	Free Mandatory Telephone Directories – LTOG’s - lawsuits questioning the non-delivery of printed residential telephone directories; and

(v)
Other lawsuits - related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies for Possible Risk

The composition of contingencies with risk level considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
Nature	06/30/06	03/31/06	06/30/06	03/31/06
Labor	451,527	433,973	455,293	437,706
Tax	2,186,469	2,251,432	2,235,265	2,298,453
Civil	504,784	498,320	538,118	527,206
Total	3,142,780	3,183,725	3,228,676	3,263,365

Labor

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	413,729	419,169
Monetary Restatement	29,250	29,510
Revaluation of Contingent Risks	(33,256)	(35,591)
New Shares	41,804	42,205
Amount estimated on 06/30/06	451,527	455,293

The main objects that comprise the possible losses of a labor nature are related to joint/subsidiary responsibility, supplement of FGTS indemnifying fine resulting from understated inflation, risk premium, promotions and the request for remuneration consideration for work hours supposedly exceeding the regular workload of hours agreed also contributed to the amount mentioned.

Tax

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	2,130,131	2,175,323
Monetary Restatement	150,529	154,040
Revaluation of Contingent Risks	(280,033)	(280,033)
New Shares	185,842	185,935
Amount estimated on 06/30/06	2,186,469	2,235,265

The main existing lawsuits are represented by the following objects:

(i)	INSS assessments, with defenses in administrative proceedings or in court, examining the value composition in the contribution salary supposedly owed by the company;

(ii)	Administrative defenses in lawsuits filed by the Internal Revenue Service, arising from differences of amounts between DCTF and DIPJ;

(iii)	Public class suits questioning the alleged transfer of PIS and COFINS to the end consumers;

(iv)	ICMS - On international calls;

(v)	ICMS - Differential of rate in interstate acquisitions;

(vi)	ICMS – official notifications with the supposed levy in the activities described in the Agreement 69/98;

(vii)	Withholding Income Tax – on operations related to the protection for debt coverage;

(viii)	The Fund for Universalization of Telecommunications Service – FUST, by virtue of illegal retroactivity, according to the Company’s understanding of the change in the interpretation of its calculation basis by ANATEL; and

(ix)	ISS – supposed levy on auxiliary services to communication.

Civil

The variations which took place in the current year, until the quarter closing date, are as follows:

PARENT COMPANY	CONSOLIDATED
Amount estimated on 12/31/05	1,751,491	1,779,336
Monetary Restatement	17,534	18,016
Revaluation of Contingent Risks	(1,409,177)	(1,410,721)
New Shares	144,936	151,487
Amount estimated on 06/30/06	504,784	538,118

The main lawsuits are presented as follows:

(i) Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to repay in lawsuits related to the contracts resulting from the Community Telephony Program. Such proceedings are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice.

During the current year these proceedings were strongly reviewed as to the calculation of the amounts involved and to the risk exposure, resulting in the reduction of their amount;

(ii) Lawsuit for damages and consumer; and

(iii) Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied to a contract for rendering of services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Contingencies for Remote Risk

In addition to the claims mentioned, there are other contingencies considered of a remote risk, whose amounts are shown as follows:

PARENT COMPANY	CONSOLIDATED
Nature	06/30/06	03/31/06	06/30/06	03/31/06
Labor	141,842	180,807	143,660	182,817
Tax	473,140	422,345	505,972	453,978
Civil	292,632	285,595	293,298	286,027
Total	907,614	888,747	942,930	922,822

Letters of Guarantee

The Company maintains letters of guarantee agreements executed with financial institutions, characterized as supplementary guarantee for judicial proceedings in temporary execution, totaling

R$619,716 (R$550,729 on 03/31/06). The maturity of these agreements if undetermined and the respective charges vary from 0.45% to 2.00% p.a., representing an average rate of 0.81% p.a. For consolidated effects, the letters of guarantee with such purpose represent R$624,736 (R$555,749 on 03/31/06), and the charges vary from 0.45% to 2.00% p.a., resulting in a rate equivalent to 0.81% p.a.

Judicial deposits related to contingencies of probable and remote risk of loss are described in Note 24.

b. Contingent Assets

As follows, the tax claims promoted by the Company are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisers.

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law. The lawsuits of Telebrasília, Telesc and Telegoiás, merged by the Company in February 2000, received final and unappealable decision referring to the increase in COFINS calculation basis, on 03/02/06, 03/10/06 e 04/07/06 respectively. The Company recorded credits on 06/30/06 in the amount of R$97,550.

The Company is awaiting the judgments of lawsuits of other merged companies, which the assessment of success in future filing of appeals is assessed as probable by the Company’s legal advisors. The amount attributed to outstanding contingency not recognized on an accounting basis, referring to these lawsuits amounts to R$28,665 (R$125,212 on 03/31/06, including the portion of credits, which already received final and unappealable decision mentioned in the previous paragraph).

8. SHAREHOLDERS’ EQUITY

a. Capital Stock

The Company is authorized to increase its capital stock, according to a resolution of the Board of Directors, in a total limit of eight hundred billion (800,000,000,000) common or preferred shares, observing the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Board of Directors, the Company’s capital may be increased by the capitalization of retained earnings or reserves prior to this allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization may be effected without modifying the number of shares.

The capital stock is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

The preferred shares do not have voting rights, except in the cases specified in paragraphs 1 to 3 of article 12 of the Bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital stock by the total number of the Company’s shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the date of the end of the quarter is R$3,470,758 (R$3,435,788 as of 12/31/05) represented by shares without par value as follows:

In thousands of shares
Type of Shares	Total Shares		Treasury Stock		Outstanding Shares
	06/30/06	03/31/06	06/30/06	03/31/06	06/30/06	03/31/06
Common	249,597,050	249,597,050	-	-	249,597,050	249,597,050
Preferred	311,353,241	305,701,231	13,678,100	13,678,100	297,675,141	292,023,131
Total	560,950,291	555,298,281	13,678,100	13,678,100	547,272,191	541,620,181

	06/30/06	03/31/06
Book Value per thousand Outstanding Shares (R$)	9.82	10.16

In the calculation of the book value the preferred shares held in treasury are deducted.

b. Treasury Stock

Stock Repurchase Program – Years from 2002 to 2004

Treasury stocks derive from Stock Repurchase Programs, carried out between 2002 and 2004. On 09/13/04, the material fact of the current proposal approved by the Company’s Board of Directors was published, for the repurchase of preferred stocks issued by the Company, for holding in treasury or cancellation, or subsequent sale.

The quantity of treasury stocks arising from the Stock Repurchase Program was the following:

	06/30/06		03/31/06
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance in the quarter	13,678,100	154,692	13,678,100	154,692
Closing balance in the quarter	13,678,100	154,692	13,678,100	154,692

Historical cost in the acquisition of treasury stock (R$ per thousand shares)	06/30/06	03/31/06
Weighted Average	11.31	11.31
Minimum	10.31	10.31
Maximum	13.80	13.80

The unit cost in the acquisition considers the totality of stock repurchase programs.

Until the quarter closing date, there were no disposals of preferred shares purchased based on repurchase programs.

Market Value of Treasury Stocks

The market value of treasury stocks on the quarter closing date was the following:

	06/30/06	03/31/06
Number of preferred shares held in treasury (thousands of shares)	13,678,100	13,678,100
Quotation per thousand shares on BOVESPA (R$)	8.96	10.20
Market value	122,556	139,517

The Company maintains the balance of treasury stocks in a separate account. For presentation purposes, the values of treasury stocks are deducted from the reserves that originated the repurchase, and are presented as follows:

	Premium on Subscription of Shares		Other Capital Reserves
	06/30/06	03/31/06	06/30/06	03/31/06
Account Balance of Reserves	458,684	434,647	123,334	123,334
Treasury Stocks	(99,822)	(99,822)	(54,870)	(54,870)
Balance, Net of Treasury Stocks	358,862	334,825	68,464	68,464

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Reserve for Donations and Subsidies for Investments: registered as a result of donations and subsidies received, the contra entry of which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law 8,200/91: registered as a result of special monetary restatement adjustments of permanent assets to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on works in progress up to 12/31/98 and funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital stock or to absorb losses.

Retained Earnings: recorded at the end of each fiscal year, composed of remaining balances of net income or loss for the year, adjusted according to the terms of article 202 of Law 6404/76, or by the recording of adjustments from prior years, if applicable.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated at the end of the fiscal year. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (“JSCP”), under the terms of article 9, paragraph 7, of Law 9,249, as of 12/26/95. The interest paid or credited will be offset with the minimum mandatory annual dividend amount, in accordance with article 43 of the Company’s Bylaws.

The interest on shareholders’ equity credited to shareholders and which shall be attributed to dividends, net of income tax, as part of the proposal to allocate results for the fiscal year to close at 2006 year-end, to be submitted for approval of the General Shareholders’ Meeting, was the following:

	06/30/06	06/30/05
Interest on Shareholders’ Equity – JSCP – Credited	245,000	240,100
Common Shares	111,738	110,647
Preferred Shares	133,262	129,453
Withholding tax (IRRF)	(36,750)	(36,015)
Net interest on Shareholders’ Equity	208,250	204,085

9. OPERATING REVENUE FROM SERVICES RENDERED AND GOODS SOLD

PARENT COMPANY	CONSOLIDATED
	06/30/06	06/30/05	06/30/06	06/30/05

Fixed Telephony Service

Local Service	3,477,618	3,527,587	3,471,331	3,527,171
Activation fees	11,648	14,867	11,648	14,867
Subscription	1,764,573	1,706,717	1,764,423	1,706,656
Measured service charges	697,622	709,184	691,582	708,948
Mobile Fixed - VC1	979,799	1,058,163	979,713	1,058,049
Rent	742	744	737	743
Other	23,234	37,912	23,228	37,908

Long Distance Service	1,386,138	1,533,854	1,382,325	1,533,732
Intra-Sectorial Fixed	442,466	501,024	442,429	500,990
Intra-Regional Fixed (Inter-Sectorial)	155,521	200,511	155,497	200,525
Fixed Inter Regional	133,559	148,426	133,536	148,396
VC2	350,388	384,174	348,241	384,165
Fixed Origin	138,651	148,838	138,623	148,830
Mobile Origin	211,737	235,336	209,618	235,335
VC3	281,168	267,988	279,588	267,929
Fixed Origin	112,867	106,868	112,820	106,809
Mobile Origin	168,301	161,120	166,768	161,120
International	23,036	31,731	23,034	31,727

Interconnection	230,163	378,685	208,226	339,963
Fixed x Fixed	138,428	210,128	138,393	210,125
Mobile x Fixed	91,735	168,557	69,833	129,838

Lease of Means	206,988	176,164	163,015	143,626
Public Telephony Service	266,647	211,004	266,647	210,992
Supplementary Services, Intelligent Network and
Advanced Telephony	173,011	167,126	172,925	166,757
Other	21,449	19,730	20,681	19,040

Total of Fixed Telephony Service	5,762,014	6,014,150	5,685,150	5,941,281

Mobile Telephony Service

Continued …

… continued

PARENT COMPANY	CONSOLIDATED
	06/30/06	06/30/05	06/30/06	06/30/05
Telephony	-	-	363,898	183,580
Subscription	-	-	122,855	78,871
Utilization	-	-	171,459	87,258
Roaming	-	-	5,865	602
Interconnection	-	-	53,083	15,302
Other Services	-	-	10,636	1,547

Sale of Goods	-	-	124,103	114,127
Cell Phones	-	-	119,883	106,457
Electronic Cards - Brasil Chip, Accessories and Other Goods	-	-	4,220	7,670

Total of Mobile Telephony Service	-	-	488,001	297,707
Data Transmission Services and Other

Data Transmission	840,770	657,517	929,728	686,208
Other Services of Main Activities	3,952	2,761	171,310	185,980

Total of Data Transmission Services and Other	844,722	660,278	1,101,038	872,188

Gross Operating Revenue	6,606,736	6,674,428	7,274,189	7,111,176

Deductions from Gross Revenue	(2,075,525)	(1,972,851)	(2,346,560)	(2,140,672)
Taxes on Gross Revenue	(1,919,583)	(1,886,209)	(2,092,686)	(2,018,620)
Other Deductions on Gross Revenue	(155,942)	(86,642)	(253,874)	(122,052)

Net Operating Revenue	4,531,211	4,701,577	4,927,629	4,970,504

10. COST OF SERVICES RENDERED AND GOODS SOLD

The costs incurred in the rendering of services and sales of goods are as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/06	06/30/05	06/30/06	06/30/05
Interconnection	(1,120,353)	(1,241,822)	(979,093)	(1,176,812)
Depreciation and Amortization	(975,333)	(1,017,716)	(1,139,012)	(1,143,505)
Third-Party Services	(385,750)	(336,372)	(451,595)	(390,540)
Rent, Leasing and Insurance	(119,727)	(114,455)	(183,647)	(202,564)
Personnel	(80,917)	(57,757)	(92,565)	(68,105)
Means of Connection	(49,592)	(34,983)	(48,520)	(29,783)
Material	(34,848)	(34,483)	(36,225)	(35,094)
Burden of the Concession	(33,657)	-	(33,657)	-
Employees and Management Profit Sharing	(10,078)	(7,060)	(11,381)	(8,043)
FISTEL	(8,660)	(8,371)	(24,110)	(36,584)
Goods Sold	-	-	(128,600)	(139,017)
Other	(2,984)	(3,572)	(2,986)	(3,737)
Total	(2,821,899)	(2,856,591)	(3,131,391)	(3,233,784)

11. COMMERCIALIZATION OF SERVICES

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	06/30/06	06/30/05	06/30/06	06/30/05
Third-Party Services	(223,686)	(231,115)	(366,889)	(406,971)
Losses on Accounts Receivable	(180,174)	(157,737)	(201,898)	(163,551)
Allowance/Reversal for Doubtful Accounts	6,211	(10,651)	4,792	(24,560)
Personnel	(96,453)	(79,743)	(122,378)	(113,460)
Rent, Leasing and Insurance	(16,843)	(72,683)	(4,768)	(3,435)
Employees and Management Profit Sharing	(9,016)	(6,941)	(11,268)	(9,281)
Depreciation and Amortization	(2,364)	(2,632)	(8,220)	(8,100)
Material	(1,591)	(598)	(14,173)	(16,076)
Other	(366)	(319)	(15,096)	(313)
Total	(524,282)	(562,419)	(739,898)	(745,747)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include information technology expenses, are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	06/30/06	06/30/05	06/30/06	06/30/05
Third-Party Services	(315,577)	(308,458)	(358,144)	(349,842)
Depreciation and Amortization	(126,131)	(112,426)	(153,263)	(137,960)
Personnel	(71,836)	(71,037)	(96,275)	(94,036)
Rent, Leasing and Insurance	(15,975)	(15,175)	(18,601)	(19,529)
Employees and Management Profit Sharing	(13,978)	(12,144)	(16,783)	(15,236)
Material	(1,762)	(1,984)	(10,098)	(7,573)
Other	(740)	(481)	(1,362)	(971)
Total	(545,999)	(521,705)	(654,526)	(625,147)

13. OTHER OPERATING EXPENSES, NET

The remaining revenue and expenses attributed to operational activities are shown as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/06	06/30/05	06/30/06	06/30/05
Recovery of Taxes and Recovered Expenses	124,628	35,093	129,835	50,346
Operating Infra-Structure Rent and Other	60,447	32,423	44,471	24,520
Technical and Administrative Services	29,381	27,710	27,602	26,181
Fines	14,337	46,481	18,518	44,360
Provision/Reversal of Other Provisions	13,928	7,773	16,929	737
Subsidies and Donations Received	902	-	5,699	-
Dividends of Investments Evaluated by Acquisition	261	-	261	-
Cost
Results on Write-off of Repair/Resale Inventories	45	(188)	(536)	(246)
Contingencies – Provision(1)	(208,989)	(98,379)	(215,277)	(79,952)
Taxes (Other than Gross Revenue, Corporate Income	(35,158)	(26,717)	(40,526)	(34,046)
Tax and Social Contribution)
Pension Funds – Provision and Administrative Costs	(19,721)	(7,796)	(19,721)	(7,796)
Court Fees	(14,901)	(3,358)	(15,044)	(3,431)
Goodwill Amortization on the Acquisition of	(11,037)	(11,037)	(38,025)	(45,994)
Investments
Donations and Sponsorships	(1,998)	(3,927)	(2,211)	(4,346)
Indemnifications – Telephony and Other	(68)	(6,112)	(68)	(6,136)
Other Expenses	(5,574)	(4,889)	(5,656)	(1,584)
Total	(53,517)	(12,923)	(93,749)	(37,387)
(1) Provisions for contingencies are described in Note 7.

14. FINANCIAL EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	06/30/06	06/30/05	06/30/06	06/30/05
Financial Revenues	203,785	397,601	226,208	441,652
Domestic Currency	200,650	200,887	221,240	221,874
On Rights in Foreign Currency	3,135	196,714	4,968	219,778
Financial Expenses	(617,626)	(820,843)	(664,171)	(907,436)
Domestic Currency	(309,721)	(345,869)	(338,989)	(377,598)
On Liabilities in Foreign Currency	(62,905)	(234,874)	(80,182)	(289,738)
Interest on Shareholders’ Equity	(245,000)	(240,100)	(245,000)	(240,100)
Total	(413,841)	(423,242)	(437,963)	(465,784)

15. NON-OPERATING EXPENSES, NET

PARENT COMPANY	CONSOLIDATED
	06/30/06	06/30/05	06/30/06	06/30/05
Provision for Tax Incentives Losses	(14,473)	-	(14,473)	-
Provision/Reversal for Realization Amount and Losses of Property,
Plant and Equipment	(2,968)	4,136	901	6,169
Result in the Write-off of Property, Plant and Equipment and Deferred	(1,560)	(8,032)	(3,054)	(11,333)
Assets
Provision/Reversal for Investment Losses	116	(4,680)	3,510	(1,286)
Amortization of Goodwill on Merger	-	(62,007)	(3,906)	(65,911)
Other Non-operating Revenues (Expenses)	(99)	(198)	(103)	(205)
Total	(18,984)	(70,781)	(17,125)	(72,566)

16. INCOME TAX AND SOCIAL CONTRIBUTION ON INCOME

Income tax and social contribution on income are recorded on an accrual basis, and the tax effects on temporary differences are deferred. The provision for income tax and social contribution on income recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/06	06/30/05	06/30/06	06/30/05
Income Before Taxes and after Employees and Management Profit Sharing	(59,860)	(82,638)	(147,023)	(209,911)
Income of Companies Not Subject to Income Tax and Social Contribution Calculation	-	-	32,218	32,243
Total of Taxable Income	(59,860)	(82,638)	(114,805)	(177,668)
Corporate Income Tax – IRPJ
IRPJ on Taxable Income (10%+15%=25%)	14,965	20,660	28,701	44,417
Permanent Additions	(67,363)	(111,272)	(19,929)	(44,640)
Equity in Subsidiaries	(50,036)	(76,004)	-	-
Exchange Variation on Investments	(6,345)	(10,386)	(5,022)	(13,718)
Amortization of Goodwill	(2,759)	(18,261)	(3,704)	(21,823)
Investment Losses	-	-	(11,203)	-
Other Additions	(8,223)	(6,621)	-	(9,099)
Permanent Exclusions	5,790	7,367	7,980	14,159
Equity in Subsidiaries	3,243	2,250	-	-
Federal Tax Recoverable	1,387	3,956	1,387	3,956
Exchange Variation on Investments	-	-	-	3,009
Dividends of Investments Evaluated by Acquisition Cost /Dividends Barred by Law	65	382	65	382
Other Exclusions	1,095	779	6,528	6,812
Tax losses Carryforward	-	-	568	1,227
Other	1,133	317	1,518	365
Effect of IRPJ on Statement of Income	(45,475)	(82,928)	18,838	15,528
Social Contribution on Net Income - CSLL
CSLL on Taxed Results (9%)	5,387	7,437	10,332	15,990
Permanent Additions	(23,778)	(39,483)	(6,688)	(15,445)
Equity in Subsidiaries	(18,013)	(27,361)	-	-
Exchange Variation on Investments	(2,284)	(3,739)	(1,807)	(4,938)
Amortization of Goodwill	(993)	(6,574)	(1,332)	(7,856)
Other Additions	(2,488)	(1,809)	(3,549)	(2,651)
Permanent Exclusions	1,871	2,585	2,658	5,029
Equity in Subsidiaries	1,167	810	-	-
Federal Tax Recoverable	499	1,424	499	1,424
Exchange Variation on Investments	-	-	-	1,083
Dividends of Investments Evaluated by Acquisition Cost /Dividends Barred by Law	23	138	23	138
Other Exclusions	182	213	2,136	2,384
Compensation of Negative Calculation Basis	-	-	200	442
Other	(50)	-	59	-
Effect of CSLL on Statement of Income	(16,570)	(29,461)	6,561	6,016
Effect of IRPJ and CSLL on Statement of Income	(62,045)	(112,389)	25,399	21,544

17. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Cash	4,355	4,433	4,554	4,645
Bank Accounts	56,022	3,182	61,734	15,794
High-Liquid Investments	970,877	698,120	1,108,698	825,878
Total	1,031,254	705,735	1,174,986	846,317

High-liquid investments represent amounts invested in exclusive funds managed by financial institutions, guaranteed in federal bonds with average profitability equivalent to interbank deposit rates DI CETIP (CDI), in exclusive funds managed by financial Institutions and guaranteed in futures contracts of dollar traded at the Futures and Commodities Exchange (BM&F), overnight financial investments abroad that earn exchange rate variation plus interest of 5.0% p.a., deposit certificates issued by foreign financial institutions and bank deposit certificates issued by first-rate financial institutions with average profitability equivalent to CDI.

The Company is subject to the partial and temporary block of its financial investments, at the approximate total amount of R$247,442 and there is no loss of the remuneration to be received by it. Such retention is due to the fact that the Company did not reach certain minimum amounts for certain financial ratios, established in agreements entered into with BNDES. Further information about the block and its duration period can be checked in Note 5 h. Up to the quarter closing date, there were partial blocks related to the investment funds, at the amount of R$91,439 (R$191,439 in the Consolidated). The retained amounts were reclassified from high-liquid investments to the item contractual retentions, in current assets.

The breakdown of high-liquid investment portfolio, on the quarter closing date, is presented below:

PARENT COMPANY
	06/30/06
Financial Institution	Investments Nature
	LTN (swap coverage)	LFT	Over Selic	Overnight	NBC-E
Exclusive Funds
ABN Amro	37,366	13,172	206	-	-
Banco do Brasil	43,407	116,642	16,923	-	-
Bradesco	19,923	11,662	7,382	-	-
CEF	69,460	36,829	15,638	-	-
Itaú	56,897	14,409	1	-	-
Safra	38,928	4,192	1,858	-	-
Santander	91,128	28,279	1,269	-	31,778
Unibanco	69,110	53,227	22,114	-	-
Votorantim	125,056	41,286	10,292	-	-
Total Exclusive Funds	551,275	319,698	75,683	-	31,778
Other Investments
Safra – New York	-	-	-	93,884	-
Total of Other Investments	-	-	-	93,884	-
Total High-Liquid Investments	551,275	319,698	75,683	93,884	31,778

Exclusive Funds
ABN Amro	-	(259)	(6)	50,479
Banco do Brasil	-	(571)	(268)	176,133
Bradesco	-	(257)	(3)	38,707
CEF	-	(635)	(112)	121,180
Itaú	-	(334)	(80)	70,893
Safra	-	(210)	-	44,768
Santander	10,327	(864)	(75)	161,842
Unibanco	-	(627)	(74)	143,750
Votorantim	-	(1,155)	(12)	175,467
Total Exclusive Funds	10,327	(4,912)	(630)	983,219
Other Investments
Safra – New York	-	-	-	93,884
Total of Other Investments	-	-	-	93,884
Total High-Liquid Investments	10,327	(4,912)	(630)	1,077,103

Partial block related to Contractual Retentions	(91,439)
Partial block by judicial determination, considered in Judicial Deposits	(14,787)
Total High-Liquid Financial Investments, Net of Contractual Retentions	970,877

CONSOLIDATED
	06/30/06
Financial Institution	Investments Nature
	LTN (swap coverage)	LFT	Over Selic	Overnight	NBC-E	NTN-D
Exclusive Funds
ABN Amro	37,366	13,172	206	-	-	-
Banco do Brasil	78,158	203,419	30,664	-	-	-
Bradesco	25,495	14,924	9,447	-	-	-
CEF	71,210	37,757	16,032	-	-	-
Itaú	56,897	14,409	1	-	-	-
Safra	38,928	4,192	1,858	-	-	-
Santander	100,967	31,332	1,406	-	35,209	11,442
Unibanco	81,281	62,601	26,009	-	-	-
Votorantim	125,056	41,286	10,292	-	-	-
Total Exclusive Funds	615,358	423,092	95,915	-	35,209	11,442
Other Investments
Safra – New York	-	-	-	102,932	-	-
Total of Other Investments	-	-	-	102,932	-	-
Total High-Liquid Investments	615,358	423,092	95,915	102,932	35,209	11,442

CONSOLIDATED
	06/30/06
Financial Institution	Investments Nature		Rectifiers		Total
	Open Investment Funds (Fixed Income)	Bank Deposit Certificates	Provision for Income Tax	Liabilities
Exclusive Funds
ABN Amro	-	-	(259)	(6)	50,479
Banco do Brasil	-	-	(1,038)	(353)	310,850
Bradesco	101	-	(257)	(4)	49,706
CEF	-	-	(641)	(115)	124,243
Itaú	-	-	(334)	(80)	70,893
Safra	-	-	(210)	-	44,768
Santander	-	-	(864)	(83)	179,409
Unibanco	-	-	(627)	(87)	169,177
Votorantim	-	-	(1,155)	(12)	175,467
Total Exclusive Funds	101	-	(5,385)	(740)	1,174,992
Other Investments
BankBoston	8,111	-	-	-	8,111
Safra – New York	-	438	-	-	103,370
Smith Barney	9,185	26	-	-	9,211
Other Institutions	9,714	9,526	-	-	19,240
Total of Other Investments	27,010	9,990	-	-	139,932
Total High-Liquid Investments	27,111	9,990	(5,385)	(740)	1,314,924

Partial block related to Contractual Retentions	(191,439)
Partial block by judicial determination, considered in Judicial Deposits	(14,787)
Total High-Liquid Financial Investments, Net of Contractual Retentions	1,108,698

Exclusive funds, which are regularly audited and for which there is no unqualified opinion, are subject to liabilities restricted to the payment of services rendered by the asset management, attributed to investment operations, such as custody, audit and other expenses rates, not existing relevant financial liabilities, as well as Company’s assets to guarantee those liabilities.

Statement of Cash Flows

PARENT COMPANY	CONSOLIDATED
	06/30/06	06/30/05(1)	06/30/06	06/30/05(1)
Operating Activities
Net Income for the Period	123,095	45,073	123,095	45,073
Minority Interest	-	-	281	6,660
Income Items not Affecting Cash	1,947,802	2,007,532	2,085,934	2,008,730
Depreciation and Amortization	1,114,865	1,205,818	1,342,426	1,401,470
Losses on Accounts Receivables from Services	180,174	157,737	201,898	163,551
Allowance for Doubtful Accounts	(6,211)	10,651	(4,792)	24,560
Provision for Contingencies	208,989	98,379	215,277	79,952
Provision for Pension Funds	19,721	7,796	19,721	7,796
Deferred Taxes	214,828	178,691	313,218	321,101
Income in Permanent Assets Write-off	2,887	11,911	(1,814)	10,300
Equity in Subsidiaries	212,549	336,554	-	-
Other (Revenues) Expenses	-	(5)	-	-
Equity Changes	(857,795)	(648,954)	(1,121,628)	(834,412)
Trade Accounts Receivable	(129,408)	(271,896)	(150,087)	(326,761)
Inventories	165	2,257	17,664	100,568
Contractual Retentions	(91,439)	-	(191,439)	-
Judicial Deposits	(54,094)	(96,940)	(54,416)	(97,676)
Payroll, Social Charges and Benefits	15,242	18,017	12,571	20,879
Accounts Payable and Accrued Expenses	(40,212)	2,890	(21,281)	(35,054)
Financial Charges	(12,610)	2,101	19,385	46,753
Taxes	(275,159)	(209,248)	(448,430)	(498,532)
Provisions for Contingencies	(289,589)	(83,063)	(291,289)	(83,191)
Provisions for Pension Plans	(64,099)	(49,722)	(64,099)	(49,722)
Other Assets and Liabilities Accounts	83,408	36,650	49,793	88,324
Cash Flow from Operating Activities	1,213,102	1,403,651	1,087,682	1,226,051

Financing Activities
Dividends/Interest on Shareholders’ Equity Paid in the	(323,804)	(569,817)	(323,767)	(569,817)
Loans and Financing	(326,271)	(278,935)	(325,146)	(268,114)
Loans Obtained	31,043	898	32,168	11,719
Loans Settled	(357,314)	(279,833)	(357,314)	(279,833)
Increase (Decrease) of Shareholders’ Equity	7	-	7	-
Acquisition of Own Shares	29	(62,272)	29	(62,272)
Cash Flow from Financing Activities	(650,039)	(911,024)	(648,877)	(900,203)

Investment Activities
Financial Investments	(113,237)	88,478	(106,488)	(475)
Funds Obtained in the Sale of Permanent Assets	9,616	967	9,683	1,306
Investments in Permanent Assets	(907,228)	(764,709)	(897,097)	(948,504)
Other Investment Activity Flows	-	(297,698)	-	-
Cash Flow from Investment Activities	(1,010,849)	(972,962)	(993,902)	(947,673)

Cash Flow for the Period	(447,786)	(480,335)	(555,097)	(621,825)
Cash and Cash Equivalents
Closing Balance	1,031,254	1,483,189	1,174,986	1,775,985
Opening Balance (on December 31)	1,479,040	1,963,524	1,730,083	2,397,810
Variation of Cash and Cash Equivalents	(447,786)	(480,335)	(555,097)	(621,825)
(1) Reclassification in some lines of cash flows of 2005 took place, aiming at the adequacy to the way presented in the current year.

18. TEMPORARY INVESTMENTS

On April 28, 2006, the Company acquired securities issued by the Republic of Austria, with remuneration linked to CDI average variation percentage. The maturity of these securities will occur on 12/21/06 and the restated amount for the quarter closing date was R$106,539.

19. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Billed Services	1,355,164	1,452,394	1,489,248	1,549,838
Services to be Billed	858,322	856,040	895,115	887,003
Sales of Goods	5,142	1,464	78,192	83,936
Subtotal	2,218,628	2,309,898	2,462,555	2,520,777
Allowance for Doubtful Accounts	(323,594)	(346,056)	(356,761)	(378,081)
Services Rendered	(323,594)	(346,056)	(350,375)	(371,393)
Sales of Goods	-	-	(6,386)	(6,688)
Total	1,895,034	1,963,842	2,105,794	2,142,696
Due	1,390,861	1,436,757	1,566,045	1,578,136
Past due:
01 to 30 Days	369,508	392,372	391,562	415,356
31 to 60 Days	120,460	143,873	129,318	157,036
61 to 90 Days	75,976	90,087	82,868	99,096
91 to 120 Days	63,848	64,534	71,215	71,105
More than 120 Days	197,975	182,275	221,547	200,048

20. INVENTORIES

The maintenance and resale inventories, to which provisions are recorded for losses or adjustments to the forecast in which they must be realized, are composed as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Maintenance Inventory	6,408	6,063	12,406	11,688
Inventory for Resale (Cell Phones and Accessories)	-	-	97,624	111,379
Provision for the Adjustment to the Realization Value / Obsolescence	-	-	(37,896)	(36,055)
Provision for Potential Losses	(1,596)	(1,589)	(6,763)	(6,756)
Total	4,812	4,474	65,371	80,256

21. LOANS AND FINANCING - ASSETS

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Loans and Financing	8,974	9,032	9,030	9,105
Total	8,974	9,032	9,030	9,105
Current	7,647	5,732	7,703	5,805
Long-term	1,327	3,300	1,327	3,300

Loans and financing credits refer to the transfer of financial resources to the company responsible for the production of phone directories, and result from the sale of fixed assets to other telephony companies. The variations of IGP-DI and IPA-OG/Industrial Products of Column 27 issued by Fundação Getúlio Vargas – FGV are incurred.

22. DEFERRED AND RECOVERABLE TAXES

Deferred taxes related to Corporate Income Tax and Social Contribution on Income

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Corporate Income Tax
Deferred Income Tax on:
Tax Losses	-	-	366,252	329,911
Provisions for Contingencies	239,459	241,117	240,690	242,002
Provision for Pension Plan Actuarial Insufficiency Coverage	174,950	176,269	174,950	176,269
Allowance for Doubtful Accounts	82,577	86,514	90,656	94,425
ICMS - 69/98 Agreement	52,745	70,415	56,280	73,071
Provision for Cofins/CPMF/INSS – Suspended Collection	14,412	14,143	14,441	14,143
TJLP on debits included in REFIS	8,187	7,931	8,187	7,931
Provision for Suspended Collection - FUST	6,386	4,841	6,386	4,841
Provision for Employee Profit Sharing	6,292	5,725	7,092	6,683
Other Provisions	18,465	15,736	22,632	19,586
Subtotal	603,473	622,691	987,566	968,862
Social Contribution on Income
Deferred Social Contribution on:
Negative Calculation Basis	-	-	132,076	118,947
Provisions for Contingencies	86,205	86,802	86,648	87,121
Provision for Pension Plan Actuarial Insufficiency Coverage	62,982	63,457	62,982	63,457
Allowance for Doubtful Accounts	29,728	31,145	32,636	33,993
TJLP on debits included in REFIS	2,947	2,855	2,947	2,855
Provision for Employee Profit Sharing	2,604	2,154	2,905	2,512
Provision for Suspended Collection - FUST	-	1,743	-	1,743
ICMS – Agreement 69/98	-	-	1,251	-
Other Provisions	7,622	6,641	9,125	8,964
Subtotal	192,088	194,797	330,570	319,592
Total	795,561	817,488	1,318,136	1,288,454
Current	242,319	262,755	268,439	286,853
Long-term	553,242	554,733	1,049,697	1,001,601

The following table shows the periods in which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized, which are derived from temporary differences between book value on the accrual basis and the taxable income, as well as in the tax loss and in the negative basis of social contribution, when existing. The realization periods are based on a technical study that used forecast future taxable income, generated in fiscal years when the temporary differences will become deductible expenses for tax purposes. These assets are recorded in accordance with CVM Instruction 371/02 requirements, and in view of the closing of the fiscal years the technical study is submitted to the approval of the board of executive officers and the Board of Directors, as well as its examination by the Fiscal Council.

PARENT COMPANY	CONSOLIDATED
2006	134,257	155,866
2007	218,137	225,393
2008	87,458	99,072
2009	87,458	110,241
2010	101,692	138,674
2011 to 2013	14,038	71,465
2014 to 2015	28,076	392,980
After 2015	124,445	124,445
Total	795,561	1,318,136
Current	242,319	268,439
Long-term	553,242	1,049,697

The recoverable amount expected after 2015 is a result of a provision to cover an actuarial insufficiency of pension plans that is being settled according to the maximum remaining period of 15 years and six months, in line with the period established by the Supplementary Pension Department (“SPC”). Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$131,586, attributed to the Consolidated, were not recorded due non-existence of necessary requirements for the history and/or future forecast of taxable income in VANT, BrT Multimídia, BrT CSH and BrT CS Ltda, subsidiaries that the Company holds direct or indirect control.

Other Taxes Recoverable

They are comprised of federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Supplementary Law 102/00.

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
ICMS	405,477	445,149	535,964	572,531
Corporate Income Tax	110,571	242,596	126,172	253,177
PIS and COFINS	172,681	70,154	195,006	96,580
Social Contribution on Net Income	86,901	69,259	89,169	70,200
Other	510	716	3,934	4,421
Total	776,140	827,874	950,245	996,909
Current	592,805	648,037	717,639	762,180
Long-term	183,335	179,837	232,606	234,729

23. INCOME SECURITIES

Represented by bank deposit certificates (CDB) of Banco de Brasília S.A. – BRB, remunerated with 95% of SELIC rate, maintained as guarantee of the financing obtained through the Program to Promote Integrated Economic and Sustainable Development of the Federal District – PRÓ-DF). These income securities will be maintained during the period of utilization and amortization of financing (liability), whose grace period establishes the first payment for year 2019, payable in 180 monthly, consecutive installments. This asset may be used to pay the final installments of that financing.

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Banco de Brasília S.A. BRB – Bank Deposit Certificates	678	589	2,915	2,788
Total	678	589	2,915	2,788
Long-Term	678	589	2,915	2,788

24. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies with level of possible and remote risk of loss:

PARENT COMPANY	CONSOLIDATED
Subject to (by Nature of Demands)	06/30/06	03/31/06	06/30/06	03/31/06
Labor	76,268	66,492	76,623	66,823
Tax	115,577	92,462	118,118	94,985
Civil	28,312	17,727	28,775	18,181
Total	220,157	176,681	223,516	179,989
Current	55,331	32,736	56,214	33,589
Long-term	164,826	143,945	167,302	146,400

25. CONTRACTUAL RETENTIONS

They refer to the retained portion of investments funds, in view of the financing agreements maintained with BNDES. Further information is mentioned in note 5 h. The retained amount was R$91,439 (R$191,439 for the Consolidated).

26. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Advances to Suppliers	25,689	42,470	31,541	45,932
Advances to Employees	30,502	23,714	35,718	28,577
Receivables from Other Telecom Companies	8,296	7,953	8,296	7,953
Prepaid Expenses	72,328	74,996	110,299	119,067
Compulsory Deposits	1,750	1,750	1,750	1,750
Assets for Sale	1,254	980	1,254	980
Contractual Guarantees and Retentions	455	451	1,260	1,291
Tax Incentives	-	14,473	-	14,473
Other	8,106	6,884	13,344	11,780
Total	148,380	173,671	203,462	231,803
Current	110,167	119,310	151,336	162,486
Long-term	38,213	54,361	52,126	69,317

27. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Investments Carried Under The Equity Method	2,456,852	2,435,848	-	-
14 Brasil Telecom Celular S.A.	1,663,494	1,632,983	-	-
BrT Serviços de Internet S.A.	394,744	388,000	-	-
BrT Subsea Cable Systems (Bermudas) Ltd.	290,353	306,582	-	-
MTH Ventures do Brasil Ltda.	108,257	108,279	-	-
Santa Bárbara dos Pampas S.A.	1	1	-	-
Santa Bárbara dos Pinhais S.A.	1	1	-	-
Santa Bárbara do Cerrado S.A.	1	1	-	-
Santa Bárbara do Pantanal S.A.	1	1	-	-
Advances for Future Capital Increase	6,696	-	-	-
BrT Serviços de Internet S.A.	6,696	-	-	-
Goodwill Paid on Acquisition of Investments, Net	62,541	68,059	277,210	296,320
MTH Ventures do Brasil	62,541	68,059	62,541	68,059
IG Cayman	-	-	164,534	176,854
Companies IBEST	-	-	46,373	47,175
Companies BRT Cabos Submarinos	-	-	3,762	4,232
Interest Valued at Acquisition Cost	39,148	39,148	39,148	39,148
Tax Incentives (Net of Allowance for Losses)	20,491	19,770	20,491	19,770
Other Investments	373	373	389	389
Total	2,586,101	2,563,198	337,238	355,627

The Company holds a 100% interest in the capital stock of Vant Telecomunicações S.A. On the quarter closing date, VANT negative shareholders’ equity was R$18,098 (R$18,545 on 03/31/06), and a provision at the amount of the unsecured liabilities of the Subsidiary was recorded in the Company.

In the occurrence of advances for future capital increase in favor of the subsidiaries, they are considered in the investments appraisal, since the allocated investments are waiting for the formalization of the corporate acts of these companies to perform the respective capital increases.

Investments Valued Using the Equity Method: the main data related to directly controlled companies are as follows:

	BrT Celular		BrTI		BrT SCS
	06/30/06	03/31/06	06/30/06	03/31/06	06/30/06	03/31/06
Shareholders’ Equity	1,663,494	1,632,983	394,744	388,000	365,369	385,791
Capital	2,544,232	2,422,406	403,071	403,071	405,614	407,133
Book Value per Share/Quota (R$)	653.83	674.12	979.34	962.61	1.86	1.56
Number of Shares/Quotas Held by the Company (in thousands)
Common Shares	2,544	2,422	403	403	196,157	196,157
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	100%	100%	79.4689%	79.4689%
In Voting Capital	100%	100%	100%	100%	79.4689%	79.4689%

	BrT Celular		BrTI		BrT SCS
	06/30/06	06/30/05	06/30/06	06/30/05	06/30/06	06/30/05
Net Income (Loss) at the end of the quarter	(174,782)	(290,001)	12,042	(4,052)	(26,302)	(6,705)

	MTH		VANT
	06/30/06	03/31/06	06/30/06	03/31/06
Shareholders’ Equity	108,257	108,279	(18,098)	(18,545)
Capital Stock	321,150	321,150	123,300	123,300
Book Value per Share/Quota (R$)	0.34	0.34	(0.15)	(0.15)
Number of Shares/Quotas Held by the Company (in thousands)
Common Shares	-	-	123,300	123,300
Quotas	321,150	321,150	-	-
Ownership % in Subsidiary’s Capital
In Total Capital	100%	100%	100%	100%
In Voting Capital	100%	100%	100%	100%

	MTH		VANT
	06/30/06	06/30/05	06/30/06	06/30/05
Net Income (Loss) at the end of the quarter	(4,459)	9,006	930	(4,481)

The equity method result is composed of the following values:

	Operating
	06/30/06	06/30/05
14 Brasil Telecom Celular S.A.	(174,782)	(290,001)
BrT Serviços de Internet S.A.	12,042	(4,052)
BrT Subsea Cable Systems (Bermudas) Ltd.(1)	(46,280)	(47,026)
MTH Ventures do Brasil Ltda.	(4,459)	9,006
Vant Telecomunicações S.A.	930	(4,481)
Total	(212,549)	(336,554)
(1) It includes exchange variation, linked to investment abroad.

The subsidiaries Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. are not operating, and the amount of capital stock is R$1 (R$1 on 03/31/06), for each company, and the Company’s ownership interest in the capital stock of the aforementioned subsidiaries is 100%.

Investments assessed using the cost of acquisition: correspond to shareholding obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies, and the Audiovisual Law. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the portions allocated to income tax due.

Other investments: are related to collected cultural assets.

28. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
Property, Plant and Equipment Nature	06/30/06				03/31/06
	Annual depreciation rates	Cost	Accumulated depreciation	Net Value	Net Value
Work in Progress	-	279,242	-	279,242	312,021
Public Switching Equipment	20%	4,956,149	(4,637,756)	318,393	346,376
Equipment and Transmission Means	17.4%(1)	10,718,171	(8,581,228)	2,136,943	2,296,833
Termination	20%	485,266	(453,849)	31,417	33,797
Data Communication Equipment	20%	1,745,584	(947,930)	797,654	794,546
Buildings	4%	910,692	(506,524)	404,168	409,161
Infrastructure	9%(1)	3,502,234	(2,144,090)	1,358,144	1,386,553
Assets for General Use	18.5%(1)	842,140	(582,918)	259,222	263,704
Land	-	80,771	-	80,771	82,166
Other Assets	20%(1)	693,543	(491,472)	202,071	217,312
Total		24,213,792	(18,345,767)	5,868,025	6,142,469
(1) Annual weighted average rate.

According to the STFC concession agreements, the Company’s assets that are indispensable to providing the service and qualified as “reversible assets” will be automatically reverted to ANATEL when the concession ends, and the Company will be entitled to indemnifications established in the legislation and in the respective agreements. The amount of reversible assets on the quarter closing date was R$20,715,953 for costs, with residual value of R$4,335,800.

CONSOLIDATED
Property, Plant and Equipment Nature	06/30/06				03/31/06
	Annual depreciation rates	Cost	Accumulated depreciation	Net Value	Net Value
Work in Progress	-	385,904	-	385,904	394,676
Public Switching Equipment	20%	5,054,862	(4,663,023)	391,839	422,549
Equipment and Transmission Means	17.6%(1)	11,801,414	(8,934,387)	2,867,027	3,051,509
Termination	20%	485,603	(453,922)	31,681	34,088
Data Communication Equipment	20%	1,811,930	(985,711)	826,219	823,895
Buildings	4%	935,043	(515,299)	419,744	424,165
Infrastructure	9%(1)	3,702,548	(2,199,052)	1,503,496	1,534,271
Assets for General Use	18.5%(1)	1,039,993	(664,162)	375,831	384,163
Land	-	85,863	-	85,863	87,258
Other Assets	17.9%(1)	1,142,433	(566,254)	576,179	609,241
Total		26,445,593	(18,981,810)	7,463,783	7,765,815
(1) Annual weighted average rate.

Rent Expenses

The Company and its subsidiaries rent properties, rights of way (posts and third-party land areas on roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses, means and connections related to such contracts in the quarter amounted to R$189,447 (R$228,116 in 2005) and R$241,197 (R$243,726 in 2005) for the Consolidated.

Leasing

The Company has financial leasing agreements for information technology equipment. Recorded leasing expenses in the quarter amounted to R$7,910 (R$4,348 in 2005) and R$8,144 (R$5,200 in 2005) for the Consolidated.

Insurance

An insurance policy program is maintained for covering reversible assets, loss of profits and contract guarantees, as established in the Concession Contract with the government. Insurance expenses were R$4,780 (R$4,832 in 2005) and R$6,194 (R$6,835 in 2005) for the Consolidated.

The assets, responsibilities and interests covered by insurance are the following:

Type	Coverage	Amount Insured
		06/30/06	03/31/06
Operating risks	Buildings, machinery and equipment, facilities, call centers, towers, infrastructure and information technology equipment	12,087,247	12,077,311
Loss of profit	Fixed expenses and net income	9,015,211	9,015,211
Contract Guarantees	Compliance with contractual obligations	143,648	208,658
Civil Liability	Telephone service operations	12,000	12,000

There is also insurance coverage for the management civil liability, supported in the policy of Brasil Telecom Participações S.A., extensive to the Parent Company and the Company, and the total amount insured is equivalent to thirty million U.S. dollars (US$ 30,000,000.00) .

There is no insurance coverage for optional civil liability related to third party claims involving Company’s vehicles.

The assumptions of adopted risks, given their nature, do not integrate the scope of a quarterly information review, consequently, they were not examined by our independent auditors.

29. DEFERRED CHARGES

PARENT COMPANY
	06/30/06			03/31/06
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	747,089	(354,883)	392,206	417,851
Installation and Reorganization Costs	54,331	(31,872)	22,459	24,641
Other	55,408	(12,032)	43,376	45,392
Total	856,828	(398,787)	458,041	487,884

CONSOLIDATED
	06/30/06			03/31/06
	Cost	Accumulated Amortization	Net Value	Net Value
Data Processing Systems	981,139	(419,389)	561,750	584,094
Installation and Reorganization Costs	337,149	(176,515)	160,634	173,783
Goodwill derived from Merger	32,962	(32,325)	637	893
Other	68,313	(12,758)	55,555	45,880
Total	1,419,563	(640,987)	778,576	804,650

30. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Salaries and Compensation	211	80	2,503	1,553
Payroll Charges	65,140	50,902	76,962	61,870
Benefits	4,928	4,431	5,585	5,310
Other	5,287	5,529	5,735	6,073
Total	75,566	60,942	90,785	74,806
Current	75,566	60,942	90,785	74,806

31. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Suppliers	1,143,605	1,087,461	1,444,104	1,399,088
Third-Party Consignments	121,665	92,668	149,987	116,244
Total	1,265,270	1,180,129	1,594,091	1,515,332
Current	1,243,221	1,158,130	1,571,915	1,493,251
Long-term	22,049	21,999	22,176	22,081

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

32. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
ICMS, net of Judicial Deposits of Agreement 69/98	760,558	811,096	817,637	860,632
ICMS (State VAT)	971,539	1,093,180	1,028,798	1,142,875
Judicial Deposits referring to Agreement ICMS 69/98	(210,981)	(282,084)	(211,161)	(282,243)
Taxes On Operating Revenues (COFINS and PIS)	130,018	136,816	136,180	144,697
Other	38,938	59,170	54,257	74,063
Total	929,514	1,007,082	1,008,074	1,079,392
Current	713,101	752,769	788,585	821,767
Long-term	216,413	254,313	219,489	257,625

The Company paid PIS and COFINS taxes in installments, through the Special Payment in Installments (PAES), whose balance, restated by the long-term interest rate (TJLP), amounts to R$17,526 (R$24,519 on 03/31/06), to be paid in installments for the remaining 84 months.

The balance referring to ICMS comprises amounts resulting from the Agreement 69/98, which has been questioned in Court, and court deposits have been monthly made. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

33. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Corporate Income Tax
Payables Due	23,617	47,051	33,906	54,471
Law 8,200/91 - Special Monetary Restatement	6,706	6,067	6,706	6,067
Subtotal	30,323	53,118	40,612	60,538
Social Contribution on Income
Payables Due	11,042	15,330	13,027	16,299
Law 8,200/91 - Special Monetary Restatement	2,414	2,184	2,414	2,184
Subtotal	13,456	17,514	15,441	18,483
Total	43,779	70,632	56,053	79,021
Current	24,972	66,108	36,726	73,967
Long-term	18,807	4,524	19,327	5,054

The Company maintains debts registered at the Tax Recovery Program (“REFIS”), related to the denial of tax losses carried forward, derived from CRT and TBS (merged companies in 2000) at the amount of R$34,292 (R$33,858 on 03/31/06), the settlement of which awaits ratification for tax credits offset.

34. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Controlling Shareholders	140,104	-	140,104	-
Dividends/Interest on Shareholders’ Equity	164,828	-	164,828	-
Withholding Income Tax on Interest on Shareholders’ Equity	(24,724)	-	(24,724)	-
Minority Shareholders	128,533	61,109	128,634	61,109
Dividends/Interest on Shareholders’ Equity	80,172	-	80,172	-
Withholding Income Tax on Interest on Shareholders’ Equity	(12,026)	-	(12,026)	-
Unclaimed Dividends of Previous Years	60,387	61,109	60,488	61,109
Total Shareholders	268,637	61,109	268,738	61,109
Employees and Management Profit Sharing	33,888	23,977	37,997	27,425
TOTAL	302,525	85,086	306,735	88,534

35. LOANS AND FINANCING (Including Debentures)

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Loans	50,803	50,993	72,338	72,608
Accrued Interest and Other on Loans	366	144	366	144
Financing	4,171,338	4,197,331	4,188,976	4,214,924
Accrued Interest and Other on Financing	311,394	361,761	311,599	361,859
Total	4,533,901	4,610,229	4,573,279	4,649,535
Current	1,580,147	1,522,684	1,580,351	1,522,781
Long-term	2,953,754	3,087,545	2,992,928	3,126,754

Loans

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Loans with Parent Company – Foreign Currency	51,169	51,137	51,169	51,137
Loans – Other – Foreign Currency	-	-	21,535	21,615
Total	51,169	51,137	72,704	72,752
Current	6,716	6,518	6,716	6,518
Long-term	44,453	44,619	65,988	66,234

The loans balance with the Parent Company is restated according to the U.S. Dollar variation, plus interest of 1.75% p.a.

The amount recorded as Other Loans, at the amount of R$21,535 (R$21,615 on 03/31/06) refers to a VANT’s debt with the former parent company. Such liability is due on 12/31/15, restated only by the U.S. dollar exchange variation.

Financing

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
BNDES – Domestic Currency	2,052,478	2,233,192	2,052,478	2,233,192
Financial Institutions	1,334,087	1,268,725	1,351,930	1,286,416
Domestic Currency	45,565	17,940	63,408	35,631
Foreign Currency	1,288,522	1,250,785	1,288,522	1,250,785
Private Debentures	553,202	534,070	553,202	534,070
Public Debentures	539,988	520,045	539,988	520,045
Suppliers – foreign currency	2,977	3,060	2,977	3,060
Total	4,482,732	4,559,092	4,500,575	4,576,783
Current	1,573,431	1,516,166	1,573,635	1,516,263
Long-term	2,909,301	3,042,926	2,926,940	3,060,520

Financing denominated in domestic currency: bear fixed interest rates from 2.4% p.a. to 14% p.a., resulting in a weighted average rate of 5.5% p.a. and variable interest based on TJLP (Long-term interest rates) plus 3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% of CDI, CDI + 1.0%, and General Market Price Index (IGP-M) plus 12% p.a. resulting, these variable interest, in a weighted average rate of 14.8% p.a.

Financing denominated in foreign currency: bear fixed interest rates of 0% to 9.38% p.a., resulting in a weighted average rate of 8.2% p.a. and variable interest rates of LIBOR plus 0.5% to 2.5% p.a., 1.92% p.a. over the YEN LIBOR, resulting in a weighted average rate of 2.5% p.a. The LIBOR and YEN LIBOR rates on 06/30/2006, semiannual payments were 5.52% p.a. and 0.0152% p.a., respectively.

Private Debentures: bear interest rates of 100% of CDI. The 1,300 private debentures that are non-convertible and cannot be swapped for stock of any kind were issued on January 27, 2001 at a unit price of R$1,000 and were fully subscribed by the Parent Company Brasil Telecom Participações S.A. The final maturity of these debentures balance is estimated to 7/27/2006, corresponding to 40% of the issued amount.

Public Debentures:

Third Public Issue: 50,000 debentures non-convertible into shares without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The maturity period is five years, coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

On June 30, 2006 there were no own issuance debentures acquired.

Repayment Schedule

The long-term debt is scheduled to be paid in the following fiscal years:

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
2007	479,945	658,956	479,945	658,956
2008	528,895	514,687	528,895	514,687
2009	930,571	916,952	930,571	916,952
2010	425,928	412,408	425,928	412,408
2011	134,461	129,405	134,461	129,405
2012	7,039	7,065	7,039	7,065
2013 onwards	446,915	448,072	486,089	487,281
Total	2,953,754	3,087,545	2,992,928	3,126,754

Currency/index debt composition

PARENT COMPANY	CONSOLIDATED
Restated by	06/30/06	03/31/06	06/30/06	03/31/06
TJLP (Long-Term Interest Rate)	1,790,783	1,949,789	1,790,783	1,949,789
CDI	1,093,190	1,054,115	1,093,190	1,054,115
US Dollars	549,899	539,360	571,434	560,975
Yens	412,023	399,512	412,023	399,512
Hedge of the Debt in Yens	378,648	364,398	378,648	364,398
UMBNDES – BNDES Basket of Currencies	229,405	246,107	229,405	246,107
Hedge in UMBNDES	32,290	37,296	32,290	37,296
IGP-M	2,567	4,990	2,567	4,990
IGP-DI	4,207	3,683	22,050	21,374
Hedge of the Debt in Dollars	2,098	1,712	2,098	1,712
Other	38,791	9,267	38,791	9,267
Total	4,533,901	4,610,229	4,573,279	4,649,535

Guarantees

Loans and financing contracted are guaranteed by collateral of pledge of credit rights derived from the provision of telephony services and the Parent Company’s surety.

The Company has hedge contracts on 44.8% (43.8% for the Consolidated) of its U.S. dollar-denominated and yen loans and financing with third parties and 18.7% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debts restatement factors. Gains and losses on these contracts are recognized on an accrual basis.

Public debentures have personal guarantee, through surety granted by Brasil Telecom Participações S.A. According to the deed of issue, the Parent Company, in the capacity as intervening guarantor undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the Company related to such debentures.

36. LICENSES AND CONCESSIONS TO EXPLOIT SERVICES

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Personal Mobile Service	-	-	312,752	304,523
Concession of STFC	33,657	17,043	33,657	17,043
Other Authorizations	-	-	11,010	12,846
Total	33,657	17,043	357,419	334,412
Current	33,657	17,043	97,191	74,818
Long-term	-	-	260,228	259,594

The authorizations for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by the subsidiary 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the Company has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be amortized in equal, consecutive annual installments, with maturities foreseen for the years 2006 to 2010 (balance of five installments), and 2007 to 2012 (balance of six installments), depending on the fiscal year when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

The concession of STFC refers to the provision established according to the accrual basis, taking as basis the application of 1% on the net revenue of taxes. According to the current concession agreement, the payment in favor of ANATEL will have a maturity every two years, defined for April of the odd years and will be equivalent to 2% of the net revenue estimated in the immediately previous year. The first payment is estimated for April 2007.

The amount of other authorizations pertains to BrT Multimídia and refers to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Initially, such granting was obtained from ANATEL by VANT and on April 2006 the transfer registration to BrTMultimídia took place, which assumed the outstanding balance, with a variation of the IGP-M, plus 1% a month. The settlement of the balance of such obligation will be paid in five equal, consecutive and annual installments, counted as from May 2007.

37. PROVISIONS FOR PENSION PLANS

They refer to the recognition of the actuarial deficit of the pension plans of defined benefit managed by FBrTPREV and Fundação 14 appraised by independent actuaries at the end of each fiscal year in accordance with Deliberation CVM 371/00.

To minimize the effects to be determined in the actuarial revaluation of the end of the year, the effects of the variation of INPC and pro-rata interest of 6% p.a. on the liabilities of the plans are monthly recognized, deducted from earnings of assets belonging to such plans. These charges recorded in the result up to the quarter represented R$16,087. Up to the quarter, R$9,989 was also recognized, resulting from administrative costs, regular costs of plans and non-actuarial variation which took place in the liabilities of the foundations. Additionally, aiming to follow the increase expectation of the longevity of the participants of the sponsored plans, the Company contracted with its independent actuaries a study to enable to add to the recognized provision the economic effects of this trend, resulting in the complement of R$9,732 to the provision established.

The amount paid to Fundação BrTPREV up to the quarter totaled R$64,099 (R$49,722 in 2005) and refers to the amortizing contributions and administrative costs.

The funds for sponsored supplementary pensions are detailed in Note 6.

PARENT COMPANY AND CONSOLIDATED
	06/30/06	03/31/06
FBrTPREV – BrTPREV, Alternativo and Fundador Plans	699,614	704,900
Fundação 14 – PAMEC Plan	184	177
Total	699,798	705,077
Current	45,136	44,756
Long-term	654,662	660,321

38. ADVANCES FROM CUSTOMERS

There are contracts related to the assignment of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
2006	367	519	4,945	5,847
2007	734	691	6,941	6,906
2008	734	691	6,941	6,906
2009	734	691	6,912	6,877
2010	734	691	6,763	6,728
2011	734	691	6,259	6,224
2012	734	691	6,259	6,224
2013 onwards	709	685	36,971	37,032
TOTAL	5,480	5,350	81,991	82,744

39. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	06/30/06	03/31/06	06/30/06	03/31/06
Liabilities from Acquisition of Tax Credits	55,278	37,946	55,278	37,946
CPMF - Suspended Collection	28,220	27,669	28,220	27,669
Self-Financing Funds - Rio Grande do Sul Branch	24,143	24,143	24,143	24,143
Other Taxes	23,773	25	24,334	111
Bank Credits and Repeater Receivables under Processing	12,221	10,245	13,093	10,858
Liabilities with Other Telecommunications Companies	3,308	1,614	1,618	1,614
Self-Financing Installment Reimbursement - PCT	914	1,026	914	1,026
Advanced Receivables	701	706	30,352	34,512
Other	7,253	4,036	12,775	8,928
Total	155,811	107,410	190,727	146,807
Current	127,025	79,218	159,765	116,559
Long-term	28,786	28,192	30,962	30,248

Self-financing funds - Rio Grande do Sul branch

They correspond to the credits of capital participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed telephone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company had fully subscribed the capital increase made to repay in shares the credits for capital participation, there were no unsold shares to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Company’s Public Offering for return of the referred credits in cash, as established in article 171, paragraph 2, of Law

6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Other, aiming at reimbursement in shares.

Self-financing Installment Reimbursement – PCT

This refers to the payment, either in cash or as offset installments in invoices for services of engaged subscribers derived from the Community Telephony Plan - PCT, in return to the obligation of repayment in shares. For these cases, there is settlement or judicial decision.

40. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing amount of R$7,974 (R$7,974 on 03/31/06) is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

41. EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION - EBITDA

The EBITDA, reconciled with the operating income, is as follows:

PARENT COMPANY	CONSOLIDATED
	06/30/06	06/30/05	06/30/06	06/30/05
Operating Loss	(40,876)	(11,857)	(129,898)	(137,345)
Financial Expenses, Net	413,841	423,242	437,963	465,784
Depreciation	1,103,828	1,132,774	1,300,495	1,289,565
Amortization of Goodwill/Negative Goodwill in Acquisition of Investments (1)	11,037	11,037	38,025	45,994
EBITDA	1,487,830	1,555,196	1,646,585	1,663,998

Net Operating Revenue	4,531,211	4,701,577	4,927,629	4,970,504

EBITDA Margin	32.8%	33.1%	33.4%	33.5%
(1) It does not include the amortization of special goodwill from merger recorded in the deferred charges, in the permanent assets, whose amortization expense compose the non-operating income.

42. COMMITMENTS

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is approximately eighteen years.

43. INFORMATION PER BUSINESS SEGMENT – CONSOLIDATED

Information per segments is presented in relation to the Company and its subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on reasonable basis.

	06/30/06
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	6,723,148	704,184	168,912	(322,055)	7,274,189
Deductions from Gross Revenue	(2,095,739)	(231,051)	(20,860)	1,090	(2,346,560)
Net Operating Revenue	4,627,409	473,133	148,052	(320,965)	4,927,629
Cost of Services Rendered and Goods Sold	(2,896,550)	(451,816)	(80,790)	297,765	(3,131,391)
Gross Income	1,730,859	21,317	67,262	(23,200)	1,796,238

Operating Expenses, Net	(1,167,225)	(266,130)	(78,032)	23,214	(1,488,173)
Sale of Services	(528,182)	(205,809)	(51,099)	45,192	(739,898)
General and Administrative Expenses	(560,865)	(68,562)	(34,345)	9,246	(654,526)
Other Operating Expenses, Net	(78,178)	8,241	7,412	(31,224)	(93,749)

Operating Income (Loss) Before Financial Revenues (Expenses)	563,634	(244,813)	(10,770)	14	308,065

Trade Accounts Receivable	2,013,784	147,115	71,785	(126,890)	2,105,794
Inventories	4,812	60,559	-	-	65,371
Fixed Assets, Net	6,134,498	1,261,460	67,825	-	7,463,783

	06/30/05
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	6,805,423	393,506	284,226	(371,979)	7,111,176
Deductions from Gross Revenue	(1,996,823)	(110,684)	(33,179)	14	(2,140,672)
Net Operating Revenue	4808,600	282,822	251,047	(371,965)	4,970,504
Cost of Services Rendered and Goods Sold	(2,950,925)	(415,005)	(168,064)	300,210	(3,233,784)
Gross Income (Loss)	1,857,675	(132,183)	82,983	(71,755)	1,736,720

Operating Expenses, Net	(1,110,314)	(285,597)	(84,134)	71,764	(1,408,281)
Sale of Services	(564,927)	(217,286)	(55,824)	92,290	(745,747)
General and Administrative Expenses	(538,393)	(58,836)	(32,272)	4,354	(625,147)
Other Operating Expenses, Net	(6,994)	(9,475)	3,962	(24,880)	(37,387)

Operating Income (Loss) Before Financial Revenues (Expenses)	747,361	(417,780)	(1,151)	9	328,439

	03/31/06
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Trade Accounts Receivable	2,087,915	148,330	52,161	(145,710)	2,142,696
Inventories	4,474	75,782	-	-	80,256
Fixed Assets, Net	6,422,849	1,274,820	68,146	-	7,765,815

44. SUBSEQUENT EVENTS

Fifth Issue of Company’s Debentures

On July 11, 2006, the Company announced the closing of the public offering of its Fifth Issue of Debentures, being the fourth public issue. The Company issued 108,000 debentures not convertible into shares without renegotiation clause, for the unit face value of R$10, amounting to R$1,080,000. The payment term is seven years, with issue date as of June 1, 2006 and maturity on June 1, 2013. The remuneration corresponds to the interest rate of 104.1% of CDI and its payment periodicity is semiannual. Amortization, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively. These debentures have personal guarantee, by means of surety granted by Brasil Telecom Participações S.A. According to the deed of issue, the Parent Company, in the capacity as intervening guarantor undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the Company.

The proceeds obtained from such issue will be destined to the refinancing and rescheduling of the debts including the full settlement of outstanding balance of the private debenture and partial amortizations of principal amounts related to outstanding agreements with BNDES.

Settlement of Private Debentures

On July 27, 2006, the Company settled its debt with the Parent Company, related to private debentures. The amount related to the payment of the final installment totaled R$556,911, remuneration included.

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)		CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		Date: June 30, 2006

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

05.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

See Comments on the Consolidated Performance

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2006	4 – 03/31/2006
1	TOTAL ASSETS	14,931,030	14,895,848
1.01	CURRENT ASSETS	4,845,460	4,511,621
1.01.01	CASH AND CASH EQUIVALENTS	1,174,986	846,317
1.01.02	CREDITS	2,105,794	2,142,696
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	2,105,794	2,142,696
1.01.03	INVENTORIES	65,371	80,256
1.01.04	OTHER	1,499,309	1,442,352
1.01.04.01	LOANS AND FINANCING	7,703	5,805
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	986,078	1,049,033
1.01.04.03	JUDICIAL DEPOSITS	56,214	33,589
1.01.04.04	CONTRACTUAL RETENTIONS	191,439	191,439
1.01.04.05	TEMPORARY INVESTMENTS	106,539	0
1.01.04.06	OTHER ASSETS	151,336	162,486
1.02	LONG-TERM ASSETS	1,505,973	1,458,135
1.02.01	SUNDRY CREDITS	0	0
1.02.02	CREDITS WITH RELATED PARTIES	0	0
1.02.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.02.02	FROM SUBSIDIARIES	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.03	OTHER	1,505,973	1,458,135
1.02.03.01	LOANS AND FINANCING	1,327	3,300
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	1,282,303	1,236,330
1.02.03.03	INCOME SECURITIES	2,915	2,788
1.02.03.04	JUDICIAL DEPOSITS	167,302	146,400
1.02.03.05	INVENTORIES	0	0
1.02.03.06	OTHER ASSETS	52,126	69,317
1.03	PERMANENT ASSETS	8,579,597	8,926,092
1.03.01	INVESTMENTS	337,238	355,627
1.03.01.01	ASSOCIATED COMPANIES	4	4
1.03.01.02	SUBSIDIARIES	0	0
1.03.01.03	OTHER INVESTMENTS	337,234	355,623
1.03.02	PROPERTY, PLANT AND EQUIPMENT	7,463,783	7,765,815
1.03.03	DEFERRED CHARGES	778,576	804,650

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2006	4 – 03/31/2006
2	TOTAL LIABILITIES	14,931,030	14,895,848
2.01	CURRENT LIABILITIES	4,812,999	4,512,940
2.01.01	LOANS AND FINANCING	987,161	968,666
2.01.02	DEBENTURES	593,190	554,115
2.01.03	SUPPLIERS	1,421,928	1,377,007
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	825,311	895,734
2.01.04.01	INDIRECT TAXES	788,585	821,767
2.01.04.02	TAXES ON INCOME	36,726	73,967
2.01.05	DIVIDENDS PAYABLE	268,738	61,109
2.01.06	PROVISIONS	180,946	246,457
2.01.06.01	PROVISIONS FOR CONTINGENCIES	135,810	201,701
2.01.06.02	PROVISIONS FOR PENSION PLAN	45,136	44,756
2.01.07	DEBTS WITH RELATED PARTIES	0	0
2.01.08	OTHER	535,725	409,852
2.01.08.01	PAYROLL AND SOCIAL CHARGES	90,785	74,806
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	149,987	116,244
2.01.08.03	EMPLOYEE PROFIT SHARING	37,997	27,425
2.01.08.04	LICENSE FOR OPERATING TELECOMS SERVICES	97,191	74,818
2.01.08.05	OTHER LIABILITIES	159,765	116,559
2.02	LONG-TERM LIABILITIES	4,727,644	4,864,917
2.02.01	LOANS AND FINANCING	2,492,928	2,626,754
2.02.02	DEBENTURES	500,000	500,000
2.02.03	PROVISIONS	1,092,569	1,072,843
2.02.03.01	PROVISION FOR CONTINGENCIES	437,907	412,522
2.02.03.02	PROVISION FOR PENSION PLAN	654,662	660,321
2.02.04	RELATED PARTY DEBTS	0	0
2.02.05	OTHER	642,147	665,320
2.02.05.01	PAYROLL AND SOCIAL CHARGES	0	0
2.02.05.02	SUPPLIERS	22,176	22,081
2.02.05.03	INDIRECT TAXES	219,489	257,625
2.02.05.04	TAXES ON INCOME	19,327	5,054
2.02.05.05	LICENSE FOR OPERATING TELECOMS SERVICES	260,228	259,594
2.02.05.06	ADVANCES FROM CUSTOMERS	81,991	82,744
2.02.05.07	OTHER LIABILITIES	30,962	30,248
2.02.05.08	FUNDS FOR CAPITALIZATION	7,974	7,974
2.03	DEFERRED INCOME	0	0
2.04	MINORITY INTEREST	15,678	16,361
2.05	SHAREHOLDERS’ EQUITY	5,374,709	5,501,630
2.05.01	CAPITAL	3,470,758	3,435,788
2.05.02	CAPITAL RESERVES	1,327,927	1,362,897
2.05.02.01	GOODWILL ON SHARE SUBSCRIPTION	358,862	334,825
2.05.02.02	SPECIAL GOODWILL ON THE MERGER	0	59,007

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 - ACCOUNT DESCRIPTION	3 – 06/30/2006	4 – 03/31/2006
2.05.02.03	DONATIONS AND FISCAL INCENTIVES FOR INVESTMENTS	123,558	123,558
2.05.02.04	INTEREST ON WORKS IN PROGRESS	745,756	745,756
2.05.02.05	SPECIAL MONETARY CORRECTION-LAW 8200/91	31,287	31,287
2.05.02.06	OTHER CAPITAL RESERVES	68,464	68,464
2.05.03	REVALUATION RESERVES	0	0
2.05.03.01	COMPANY ASSETS	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.05.04	PROFIT RESERVES	287,672	287,672
2.05.04.01	LEGAL	287,672	287,672
2.05.04.02	STATUTORY	0	0
2.05.04.03	CONTINGENCIES	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0
2.05.04.05	PROFIT RETENTION	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0
2.05.05	RETAINED EARNINGS/ACCUMULATED DEFICIT	288,352	415,273

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2006 TO 06/30/2006	4 - 01/01/2006 TO 06/30/2006	5 – 04/01/2005 TO 06/30/2005	6 - 01/01/2005 TO 06/30/2005
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	3,619,302	7,274,189	3,642,445	7,111,176
3.02	DEDUCTIONS FROM GROSS REVENUE	(1,168,570)	(2,346,560)	(1,119,517)	(2,140,672)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	2,450,732	4,927,629	2,522,928	4,970,504
3.04	COST OF GOODS AND/OR SERVICES SOLD	(1,562,130)	(3,131,391)	(1,646,755)	(3,233,784)
3.05	GROSS PROFIT	888,602	1,796,238	876,173	1,736,720
3.06	OPERATING EXPENSES/REVENUES	(1,052,702)	(1,926,136)	(1,050,764)	(1,874,065)
3.06.01	SELLING EXPENSES	(365,482)	(739,898)	(374,998)	(745,747)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(336,554)	(654,526)	(321,559)	(625,147)
3.06.03	FINANCIAL	(311,548)	(437,963)	(342,685)	(465,784)
3.06.03.01	FINANCIAL INCOME	154,801	226,208	297,566	441,652
3.06.03.02	FINANCIAL EXPENSES	(466,349)	(664,171)	(640,251)	(907,436)
3.06.04	OTHER OPERATING INCOME	204,634	286,220	85,382	167,867
3.06.05	OTHER OPERATING EXPENSES	(243,752)	(379,969)	(96,904)	(205,254)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND ASSOCIATED COMPANIES	0	0	0	0
3.07	OPERATING INCOME	(164,100)	(129,898)	(174,591)	(137,345)
3.08	NON-OPERATING INCOME	(14,456)	(17,125)	(37,008)	(72,566)
3.08.01	REVENUES	17,000	23,786	8,366	23,024
3.08.02	EXPENSES	(31,456)	(40,911)	(45,374)	(95,590)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(178,556)	(147,023)	(211,599)	(209,911)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	51,009	25,399	19,240	21,544
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTEREST	0	0	0	0

07.01 - CONSOLIDATED STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 – DESCRIPTION	3 – 04/01/2006 TO 06/30/2006	4 - 01/01/2006 TO 06/30/2006	5 – 04/01/2005 TO 06/30/2005	6 - 01/01/2005 TO 06/30/2005
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS’ EQUITY	245,000	245,000	240,100	240,100
3.14	MINORITY INTEREST	626	(281)	(5,472)	(6,660)
3.15	INCOME (LOSS) FOR THE PERIOD	118,079	123,095	42,269	45,073
	NUMBER OF OUTSTANDING SHARES, EX-TREASURY (THOUSAND)	547,272,191	547,272,191	541,618,899	541,618,899
	EARNINGS PER SHARE	0.00022	0.00022	0.00008	0.00008
	LOSS PER SHARE

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)		CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		Date: June 30, 2006

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

PERFORMANCE REPORT – 2nd QUARTER 2006

The performance report presents the consolidated figures of Brasil Telecom S.A. and its subsidiaries, as mentioned in Note 1 of this Quarterly Information.

OPERATING PERFORMANCE (not reviewed by independent auditors)

Fixed Telephony Plant

Operating Data	2Q06	1Q06	2Q06/1Q06
			(%)

Lines Installed (thousand)	10,795	10,814	(0.2)
Additional Lines Installed (thousand)	(20)	(2)	891.5

Lines in Service – LES (thousand)	9,407	9,543	(1.4)
- Residential (thousand)	5,940	6,043	(1.7)
- Non-residential (thousand)	1,401	1,432	(2.2)
- Public Telephones – TUP (thousand)	291	295	(1.5)
- Prepaid (thousand)	316	317	(0.2)
- Hybrid (thousand)	819	826	(0.8)
- Other (includes PABX) (thousand)	640	630	1.5
Additional Lines in Service (thousand)	(133)	(17)	681.2

Average Lines in Service – LMES (thousand)	9,484	9,552	(0.7)

LES/100 Inhabitants	22	22	(1.7)
TUP/1,000 Inhabitants	7	7	(1.9)
TUP/100 Lines Installed	1	3	(63.4)

Utilization Rate (in Service/Installed)	87.1%	88.2%	(1.1)p.p.

Digitalization Rate	100.0%	100.0%	-

Fixed Plant
The utilization rate showed a reduction of 1.1p.p. during 2Q06 and reached 87.1% in June. BrT has a technical reserve of nearly 1.4 million lines installed in order to immediately meet a demand increase, without the need of additional investments. At the end of 2Q06, Brasil Telecom’s plant was comprised of 10.8 million lines installed, 9.4 million of which were in service.

The participation of the hybrid terminal – LigMix – in the plant in service remained steady at 8.7% by the end of June, the same percentage of March. The hybrid terminal is available in the centers with idle capacity upon verification of customer’s default, or in marketing campaigns targeted at low income customers. From September onwards, the prepaid terminals will be replaced by the hybrid terminals and by AICE (Special Class Individual Access).

Traffic

Operating Data	2Q06	1Q06	2Q06/1Q06
			(%)

Exceeding Pulses (million)	2,142	2,291	(6.5)

VC-1 (million minutes)	700	745	(6.0)

Domestic Long Distance – LDN (million minutes)	1,395	1,427	(4.0)

VC-2 (million minutes)	160	153	4.4

VC-3 (million minutes)	100	105	(5.2)

Exceeding Local Pulses
In 2Q06, Brasil Telecom reached 2.1 billion exceeding pulses, representing a 6.5% reduction compared to 1Q06. Several factors have contributed to this performance, such as: less business days during the quarter, the FIFA World Cup, the increase in the plant of ADSL accesses and the expansion of the mobile plant.

Long-Distance Traffic
Long-distance traffic in 2Q06 decreased 4.0% compared to 1T06 and totaled 1.4 billion minutes. The factors that explain this reduction are less business days during the quarter, higher share of LDN (Domestic Long Distance) plans with franchise and higher competition.

LD Market Share
Brasil Telecom closed 2Q06 with a 61.8% market share in the inter-regional segment and a 35.6% share in the international segment (quarterly average).

In 2Q06, Brasil Telecom posted an average market share of 84.8% in the intra-regional segment, 0.7 p.p. higher than the 84.1% recorded in 2Q05. In the inter-regional and international segments, Brasil Telecom increased its share by 7.0 p.p. and 4.4 p.p., respectively of the market share in 12 months.

Mobile Telephony

Operating Data	2Q06	1Q06	2Q06/1Q06
			(%)

Customers (thousand)	2,772	2,460	12.6
Postpaid	900	820	9.6
Prepaid	1,872	1,640	14.1
Net Additions (thousand)	311	248	25.3
Postpaid	79	128	(38.3)
Prepaid	232	120	93.3
Gross Additions (thousand)	515	399	29.2
Postpaid	107	152	(29.7)
Prepaid	409	247	65.2
Cancellations (thousand)	204	152	35.5
Postpaid	28	24	17.5
Prepaid	177	128	38.8
Annual Churn	31.3%	26.0%	0.2p.p.
Postpaid	12.8%	12.9%	-
Prepaid	40.3%	32.3%	0.2p.p.
Customer Acquisition Cost (SAC)	152	137	11.3
Market Share	10.7%	9.4%	0.1p.p.
Assisted Locations	796	782	1.8
% Coverage	87.0%	86.0%	-
Base Stations (ERBs)	2,147	2,123	1.1
Commutation and Control Centers (CCCs)	9	8	12.5
Employees	632	735	(14.0)

Mobile Accesses
BrT Móvel reached 2,772.0 thousand mobile accesses in service, representing a net addition of 310.9 thousand accesses in the quarter, against a reduction of the market in the Region II of 272 thousand accesses. This figure represents 51.4% of the target of 1,087 thousand accesses estimated for 2006. At the end of 2Q06, BrT Móvel’s customer portfolio was 12.6% higher than that of 1Q06 and, compared to the same quarter of 2005, there was a 106.1% increase.

Customer Base Mix
By the end of June, the mobile plant was composed of 900.2 thousand postpaid plan subscribers (32.5% of the BrT Móvel’s customer base) which showed the highest share in postpaid among the mobile telephony operators present in Brazil.

Coverage	During 2Q06, BrT Móvel increased to 3,396 the number of points of sale and increased its coverage area in 796 locations, reaching 87% of the population in the Region II.

Market Share
By the end of 2Q06, BrT Móvel reached a 10.7% market share in its operating area, compared to 9.4% in 1Q06 and 5.9% in 1Q05. In the Midwest and North Regions, the company reached 13.7%, maintaining the third position in the rank. BrT Móvel already exceeded the third entrant in terms of market share in the Federal District and in the States of Acre, Rondônia, Tocantins, Mato Grosso and Goiás.

DATA

Broadband

ADSL Accesses
During 2Q06, Brasil Telecom added 70.8 thousand accesses to its plant, amounting to 1,154.9 thousand broadband accesses in service by the end of June 2006, a 6.5% and 54.5% increase compared to 1Q06 and 2Q05, respectively.

The ADSL (ADSL/LES) penetration in 2Q06 reached 12.3%, compared to 11.3% in 1Q06 and 7.8% in 2Q005. This percentage is the most representative among the concessionaries.

Internet Providers

BrTurbo, iG and iBest
Brasil Telecom Internet (“BrTI”), company leader in providing dial up access to the Internet in the Brazilian market, has approximately 3.5 million of dial up Internet active users, who, together, accounted for a traffic of 10.4 billion minutes in 2Q06, a growth of 15.5% compared to the traffic generated in 1Q06, when it reached 9.0 billion minutes, due to the seasonality. Together, the three component providers of BrTI also have approximately 1.1 million customers of paid services, including the provision of broadband access and value-added services, compared to 976 thousand clients in 1Q06.

iBest, the largest dial up access provider in the Region II, with a market share estimated at 53.7% in 2Q06, 1.7 p.p. higher compared to 1Q06, is present in more than 1,700 cities, with approximately 11.5 million registered users, of which 1.4 million are active users.

iG generated, in 2Q06, a traffic of 5.1 billion minutes, against 4.6 billion minutes in the previous quarter, being the leader in volume of traffic generated in the Regions I and III of PGO (General Concession Plan). It is present in more than 2,100 cities, it has 16.4 registered users and 1.8 million active users. The customer base of broadband access of iG grew 72% compared to the same period of 2005 (2Q05), reaching 239 thousand customers at the end of 2Q06. When compared to 1Q06, the customer base of broadband access grew nearly 15%, considering that at that time IG had 208 thousand users.

BrTurbo reached 635 thousand customers in the Region II at the end of 2Q06, a 61.6% growth compared to the same period of 2005 and a 10% growth in relation to the previous quarter. Approximately 55.5% of broadband access customers were subscribers of BrTurbo in Region II, representing a 1.5 p.p. growth compared to 1Q06, positioning the provider as the market leader in its region.

At the end of 2Q06, Brasil Telecom Internet relied on 879 thousand broadband customers in Brazil, representing an 11% increase when compared to the 793 thousand broadband customers in 1Q06.

ECONOMIC-FINANCIAL PERFORMANCE

Revenues

Local Service
The local service gross revenue reached R$1,702.2 million in 2Q06, 3.8% lower than  that recorded in 1Q06. Out of the total of the local service revenue, 70.9% came from  subscription and service measured revenue, and 28.0% represented revenues with VC-1  calls.

Gross revenue with VC-1 calls reached R$476.2 million in 2Q06, 5.4% lower than the one in 1Q06, reflecting the traffic drop. The fall trend of VC-1 traffic has been proved since the second half of 2005, as a reflection of the aggressive promotional campaigns of mobile operators focused on mobile-mobile traffic. Compared to 2Q05, the gross revenue with VC-1 calls was 12.1% lower, mainly due to the 17.6% reduction in traffic, offset by the 7.99% adjustment in the VC-1 tariff in June 2005.

In the second quarter, subscription gross revenue reached R$871.1 million, a 2.5% reduction compared to the R$893.3 million recorded in 1Q06, due to the reduction of 133 thousand lines in the service plant and the reduction of 6.3 thousand hybrid lines.

The gross revenue from service measured totaled R$336.0 million in 2Q06, 5.5% lower than the one in 1Q06, reflecting the growth of the mobile telephony customer base and the commercialization of ADSL accesses, which caused a 6.5% drop in the volume of exceeding pulses. Compared to 2Q05, the gross revenue with service measured was 8.8% lower, mainly due to the reduction of traffic, of about 14.1%, partially offset by a 7.27% fee readjustment in the local pulse fee in July 2005.

Public Telephony
Public telephony gross revenue reached R$138.8 million in 2Q06, 8.5% higher than the revenue reached in 1Q06 and 11.9% higher than the revenue of 2Q05. The variation compared to 1Q06 is mainly explained by the 6.2% increase in credits sales. The increase against 2Q05 was influenced by the fee readjustment of 7.37% in the credit tariff of payphone card.

Long Distance
Gross revenue from LD services amounted to R$678.5 million in 2Q06, representing a 3.6% reduction compared to 1Q06. This performance basically reflects the 4.0% drop in traffic. Compared to 2Q05, LD revenue was 12.9% lower due to the 15.4% reduction in traffic, offset by the 2.94% fee readjustment applied as from July 2005. Another factor that has influenced the drop in LD revenue was the Company decision to discourage LD calls originated outside Region II, in order to prevent fraud.

Interconnection
Interconnection revenue in 2Q06 was R$99.7 million, an 8.1% and 43.1% reduction compared to 1Q06 and to 2Q05. Such drop has been influenced by some aggressive promotional campaigns promoted by the mobile telephony operators, which stimulated the mobile-mobile traffic and, additionally, in relation to 2Q05, there were reductions in interconnection fees, of about 13.3% in July 2005 and 19.1% in January 2006.

Data Communication
In 2Q06, gross revenue from data communication and other services of the mainactivity added up to R$562.6 million, a 4.5% increase compared to the previousquarter and a 24.6% increase compared to 2Q05. The ADSL revenue amounted toR$245.1, representing 43.6% of the total data communication. We stress the growth ofnetwork formation services (Interlan, IP Turbo, Serviço Plus, IP Dedicado) and theraise in ADSL accesses in service of 6.5% and 54.5% in 1Q06 and 2Q06, respectively.

Mobile Telephony
In 2Q06, mobile telephony consolidated gross revenue totaled R$260.4 million, of which R$187.5 million referred to services and R$69.5 million to handsets and accessories sales. This performance represents a 14.4% increase compared to 1Q06 and a 72.8% increase compared to 2Q05.

Compared to 1Q06 and 2Q05, the mobile telephony services gross revenue of 2Q06 surpassed by 9.2% and 131.8%, respectively, due to the increase in the customer portfolio. The gross revenue from handsets and accessories sales was 27.1% higher than the one recorded in 1Q06, due to the promotions of Valentine’s Day and Mothers´ Day.

Mobile Telephony ARPU
Total mobile telephony ARPU recorded in 2Q06 was R$26.0. ARPU referring to postpaid accesses was R$34.6 and ARPU related to prepaid was R$21.8. Compared to 1Q06, prepaid ARPU increased by 8.3% due to a significant increase of data communication, mainly stimulated by a promotion during FIFA World Cup.

Consolidated Net	The consolidated net revenue of Brasil Telecom reached R$2,450.7 million in 2Q06, 1.1% and 2.9% lower than in 1Q06 and 2Q05, respectively.
Revenue

Costs and Expenses

Operating Costs
In 2Q06, operating costs and expenses totaled R$2,303.3 million, against R$2,316.3 million in 1Q06 and R$2,354.8 million in 2Q05. The items that considerably influenced the variation of 2Q06 compared to 1Q06 were: personnel (-14.6%), other (-62.5%), material (25.5%), provisions (19.5%) and advertising and marketing (107.1%).

and Expenses

Number of Employees	At the end of 2Q06, 5,384 employees worked in the fixed telephony segment of Brasil Telecom, compared to 5,420 in the previous quarter. BrT Móvel ended 2Q06 with 632 employees, against 735 in 1Q06. By the end of March, 6,016 people worked in the Group, a 2.3% reduction compared to March.

Personnel	In 2Q06, personnel costs and expenses reached R$161.5 million, a 14.6% decrease compared to the previous quarter. This variation results from a reduction in the staff occurred in 1Q06.

Third-party Services	Costs and expenses with third-party services, excluding interconnection and advertising & marketing, totaled R$573.2 million in 2Q06, 6.0% higher than the amounts recorded in the previous quarter, partially justified by the call center costs and expenses increase, due to higher BrT Móvel customer base.

Interconnection	Interconnection costs totaled R$480.6 million in 2Q06, a 3.6% and 20.0% reduction compared to 1Q06 and 2Q05, respectively. This better performance reflects the scale gain of BrT Móvel and the change in the profile of VC traffic, in which VC-1 calls, responsible for the larger portion of the interconnection cost (VU-M), reduced their share compared to the total traffic. In 2Q06, there was a 13.33% negative readjustment of TU-RL, offset by the readjustments of VU-M (4.5%) and TU-RIU (2.9%).

Advertising and Marketing	Advertising & marketing expenses totaled R$42.2 million in 2Q06, a 107.1% increase compared to 1Q06 mainly resulting from advertising campaigns promoted in the Mothers’ Day and in the Valentine’s Day. The expenses of BrT Móvel related to advertising and marketing amounted to R$20.2 million, representing 47.8% of the Group total expenses related to advertising and marketing.

Accounts	The Accounts Receivable Losses (PCCR) and the gross revenue ratio in 2Q06 was 2.3%, against 3.1% in 1Q06 and totaled R$84.3 million in 2Q06, 25.2% lower than in 1Q06.
Receivable Losses
(PCCR)/Operating
Gross Revenue
(ROB)

Provisions for	In 2Q06, provisions for contingencies totaled R$140.3 million, a R$65.1 million increase compared to 1Q06, justified by provisions for tax and labor contingencies.
Contingencies

Materials
Material costs and expenses totaled R$105.2 million in 2Q06, a 25.5% increase compared to 1Q06. Material costs and expenses of BrT Móvel totaled R$81.8 million, representing 77.7% of the total material costs and expenses recorded by the Group. Excluding the costs and expenses of BrT Móvel with material, the material costs and expenses of Brasil Telecom reached R$23.5 million in 2Q06, against R$23 million in 1Q06 and R$24.7 million in 2Q05.

Other Operating
Other operating costs and expenses amounted to R$47.2 million in 2Q06, a 62.5% reduction compared to 1Q06, with fines resulting from the termination of operating agreements with maintenance services providers in the amount of R$31.3 million, offset, among other factors, by the recovery of State and Federal taxes.

Costs and
Expenses/Revenues

EBITDA

R$816.3 million EBITDA
Brasil Telecom’s consolidated EBITDA was R$816.3 million in 2Q06. The consolidated EBITDA margin reached 33.3% in 2Q06. In 1Q06, the EBITDA reached R$830.3 million, representing an EBITDA margin of 33.5%, while in 2Q05, EBITIDA reached R$833.1 million, representing an EBITDA margin of 33.0%.

EBITDA of BrT Móvel stood negative at R$47.9 million in 2Q06, representing a negative EBITDA margin of 19.1%. The performance of BrT Móvel in 2Q06 is linked to the scale gain obtained due to the increase in the subscriber base and to the customer acquisition cost (SAC), both in compliance with the goals established by Brasil Telecom.

Indebtedness

Total Debt	By the end of June 2006, Brasil Telecom’s consolidated gross debt totaled R$4,573.3 million, 1.6% lower than that registered by the end of March.

Net Debt
Brasil Telecom closed 2Q06 with a cash of R$1,175.0 million, against R$1,031.5 million at the end of March. Additionally, in 2Q06, the Company had R$191.4 million referring to contractual retentions related to debt covenants and R$106.5 million, related to short-term temporary investments. In 1Q06, the amount of contractual retentions was R$191.4 million and there were no temporary investments. The consolidated net debt totaled R$ 3,100.3 million, 9.5% lower than that recorded in March 2006.

Long-term debt	In June, 65.4% of the total debt was allocated in the long term.

Accumulated Cost	The Company’s consolidated debt had in 2Q06 an accumulated cost of 11.5% p.a., equivalent to 72.2% of the CDI.
of Debt

Financial Leverage	At the end of June 2006, Brasil Telecom’s financial leverage, represented by the ratio of its net debt to shareholders’ equity, was equal to 56.3%, against 62.3% in the previous quarter.

Investments

			R$ Million

Investments in Permanent Assets	2Q06	1Q06	2Q06/1Q06
			(%)

Network Expansion	153.2	99.5	54,0
- Conventional Telephony	15.8	0.3	N.A.
- Transmission Backbone	9.8	2.4	305.7
- Data Network	79.0	33.9	132.8
- Intelligent Network	0.1	0.7	(87.8)
- Network Management Systems	0.5	0.4	27.0
- Other Investments in Network Expansion	48.1	61.7	(22.1)
Network Operation	53.1	50.9	4.4
Public Telephony	1.9	1.4	33.5
Information Technology	14.8	8.5	74.8
Expansion Personnel	19.5	26.9	(27.4)
Other	32.1	22.3	43.9

Fixed Telephony Total	274.6	209.4	31.1

BrT Celular	60.3	5.2	1,066.0

Mobile Telephony Total	60.3	5.2	1,066.0

Total Investment	334.9	214.6	56.0

Investments in permanent assets
In 2Q06, Brasil Telecom investments totaled R$334.9 million, of which R$274.6 million were invested in fixed telephony, and R$60.3 million in mobile telephony. Compared to 1Q06, investments had a 56.0% increase, and they are according to the investment schedule estimated for 2006.

-.-.-.-.-.-.-.-.-.-.-.-.-

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIES/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP % IN INVESTEE	6 - SHAREHOLDER’S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

01	14 BRASIL TELECOM CELULAR S.A.	05.423.963/0001-11	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	30.95
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		2,544		2,422

02	BRTI SERVIÇOS DE INTERNET S.A.	04.714.634/0001-67	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	7.34
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		403		403

03	MTH VENTURES DO BRASIL LTDA	02.914.961/0001-37	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	3.28
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		321,150		321,150

04	VANT TELECOMUNICAÇÕES S.A.	01.859.295/0001-19	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	-0.34
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		123,300		123,300

05	SANTA BÁRBARA DO CERRADO S.A.	04.011.999/0001-25	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1		1

06	SANTA BÁRBARA DO PANTANAL S.A.	04.014.059/0001-90	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1		1

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIES/ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP% IN SUBSIDIARY’S	6 - SHAREHOLDER’S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)

07	SANTA BÁRBARA DOS PINHAIS	04.014.081/0001-30	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1		1

08	SANTA BÁRBARA DOS PAMPAS	03.979.744/0001-98	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		1		1

09	BRASIL TELECOM SCS (BERMUDA) LTD.	/ -	SUBSIDIARY NON-PUBLICLY HELD COMPANY	79.47	5.40
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		196,157		196,157

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)		CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		Date: June 30, 2006

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

16.01 - OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT

In compliance with the Corporate Governance Differentiated Practices Rules, the Company discloses the additional information below, related to its shareholders’ compositions:

1. OUTSTANDING

As of 06/30/2006	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect – Parent	247,281,925,712	99.07	132,794,650,503	42.65	380,076,576,215	67.76
Management
Board of Directors	12	0.00	81,340,669	0.03	81,340,681	0.01
Directors	1	0.00	-	0.00	1	0.00
Fiscal Board	2	0.00	7,382	0.00	7,384	0.00
Treasury Shares	-	-	13,678,100,000	4.39	13,678,100,000	2.44
Other Shareholders	2,315,123,815	0.93	164,799,142,303	52.93	167,114,266,118	29.79
Total	249,597,049,542	100.00	311,353,240,857	100.00	560,950,290,399	100.00
Outstanding Shares in the Market	2,315,123,817	0.93	164,799,149,685	52.93	167,114,273,502	29.79

As of 06/30/2006	In units of shares
Shareholder	Common Shares	%	Preferred Shares	%	Total	%
Direct and Indirect – Parent	247,282,595,481	99.07	122,769,417,446	40.16	370,052,012,927	66.64
Management
Board of Directors	177	0.00	80,471,822	0.03	80,471,999	0.01
Directors	39	0.00	273	0.00	312	0.00
Fiscal Board	142	0.00	291	0.00	433	0.00
Treasury Shares	-	-	13,679,382,322	4.47	13,679,382,322	2.46
Other Shareholders	2,314,453,703	0.93	169,171,959,135	55.34	171,486,412,838	30.89
Total	249,597,049,542	100.00	305,701,231,289	100.00	555,298,280,831	100.00
Outstanding Shares in the Market	2,314,453,845	0.93	169,171,959,426	55.34	171,486,413,271	30.88

2. SHAREHOLDERS HOLDING OVER 5% OF THE VOTING CAPITAL (As of 06/30/2006)

The shareholders, who directly or indirectly, hold more than 5% of the Company’s common and preferred shares, are as follows:

Brasil Telecom S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Brasil Telecom Participações S.A.	02.570.688-0001/70	Brazilian	247,276,381	99.07	120,911,021	38.83	368,187,402	65.64
Treasury Shares	-	-	-	-	13,678,100	4.39	13,678,100	2.44
Other	-	-	2,320,669	0.93	176,764,120	56.78	179,084,789	31.92
Total	-	-	249,597,050	100.00	311,353,241	100.00	560,950,291	100.00

Distribution of the Capital from Controlling Shareholders up to Individuals

Brasil Telecom Participações S.A.	In thousands of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Solpart Participações S.A.	02.607.736-0001/58	Brazilian	68,356,161	51.00	0	0.00	68,356,161	18.78
Previ	33.754.482-0001/24	Brazilian	6,895,682	5.14	7,840,963	3.41	14,736,645	4.05
BNDES Participações S.A.	00.383.281/0001-09	Brazilian	1,271,491	0.95	11,498,992	5.00	12,770,483	3.51
Treasury shares	-	-	1,480,800	1.10	-	-	1,480,800	0.41
Other	-	-	56,027,554	41.81	210,597,571	91.59	266,625,125	73.25
Total	-	-	134,031,688	100.00	229,937,526	100.00	363,969,214	100.00

Solpart Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Timepart Participações Ltda.	02.338.536-0001/47	Brazilian	509,991	0.02	-	-	509,991	0.02
Techold Participações S.A.	02.605.028-0001/88	Brazilian	1,318,229,979	61.98	-	-	1,318,229,979	61.98
Telecom Italia International N.V.	-	Italian	808,259,996	38.00	-	-	808,259,996	38.00
Other	-	-	35	0.00	-	-	35	0.00
Total	-	-	2,127,000,001	100.00	-	-	2,127,000,001	100.00

Timepart Participações Ltda.	In units of quotas
Name	General Taxpayers’ Register	Citizenship	Quotas	%
Privtel Investimentos S.A.	02.620.949.0001/10	Brazilian	208,830	33.10
Teleunion S.A.	02.605.026-0001/99	Brazilian	213,340	33.80
Telecom Holding S.A.	02.621.133-0001/00	Brazilian	208,830	33.10
Total	-	-	631,000	100.00

Privtel Investimentos S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Eduardo Cintra Santos	064.858.395-34	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Teleunion S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Luiz Raymundo Tourinho Dantas (estate)	000.479.025-15	Brazilian	19,998	99.99	-	-	19,998	99.99
Other	-	-	2	0.01	-	-	2	0.01
Total	-	-	20,000	100.00	-	-	20,000	100.00

Telecom Holding S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Woog Family Limited Partnership	-	American	19,997	99.98	-	-	19,997	99.98
Other	-	-	3	0.02	-	-	3	0.02
Total	-	-	20,000	100.00	-	-	20,000	100.00

Techold Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Invitel S.A.	02.465.782-0001/60	Brazilian	1,061,443,255	100.00	341,898,149	100.00	1,403,341,404	100.00
Fábio de Oliveira Moser	777.109.677-87	Brazilian	1	0.00	-	-	1	0.00
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0.00	-	-	1	0.00
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0.00	-	-	1	0.00
Total	-	-	1,061,443,258	100.00	341,898,149	100.00	1,403,341,407	100.00

Invitel S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Fundação 14 de Previdência Privada	00.493.916-0001/20	Brazilian	92,713,711	6.269	-	-	92,713,711	6.269
Telos – Fund. Embratel de Segurid.	42.465.310-0001/21	Brazilian	33,106,348	2.239	-	-	33,106,348	2.239
Funcef – Fund. dos Economiários	00.436.923-0001/90	Brazilian	571,411	0.039	-	-	571,411	0.039
Petros – Fund. Petrobrás Segurid.	34.053.942-0001/50	Brazilian	55,903,360	3.78	-	-	55,903,360	3.78
Previ – Caixa Prev. Func. B. Brasil	33.754.482-0001/24	Brazilian	285,901,442	19.333	-	-	285,901,442	19.333
Zain Participações S.A.	02.363.918-0001/20	Brazilian	1,009,796,295	68.282	-	-	1,009,796,295	68.282
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	302,945	0.02	-	-	302,945	0.02
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	419,917	0.028	-	-	419,917	0.028
Opportunity Fund	-	Virgin Islands	69,587	0.005	-	-	69,587	0.005
CVC Opportunity Invest. Ltda.	03.605.085-0001/20	Brazilian	14	0	-	-	14	0
Priv FIA	02.559.662-0001/21	Brazilian	37,778	0.003	-	-	37,778	0.003
Tele FIA	02.597.072-0001/93	Brazilian	35,417	0.002	-	-	35,417	0.002
Verônica Valente Dantas	262.853.205-00	Brazilian	1	0	-		1	0
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	1	0	-	-	1	0
Lênin Florentino de Faria	203.561.374-49	Brazilian	2	0	-	-	2	0
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0	-	-	1	0
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0	-	-	1	0
Kevin Michael Altit	842.326.847-00	Brazilian	1	0	-	-	1	0
Fábio de Oliveira Moser	777.109.677-87	Brazilian	2	0	-	-	2	0
Sérgio Ros Brasil Pinto	010.833.047-80	Brazilian	1	0	-	-	1	0
Total	-	-	1,478,858,235	100.00	-	-	1,478,858,235	100.00

Zain Participações S.A.	In units of shares
Name	General Taxpayers’ Register	Citizenship	Common Shares	%	Preferred shares	%	Total shares	%
Investidores Institucionais FIA	01.909.558-0001/57	Brazilian	552,668,015	45.850	-	-	552,668,015	45.850
Citigroup Venture Capital International Brazil LP	-	Cayman Islands	511,953,674	42.473	-	-	511,953,674	42.473
Opportunity Fund	-	Virgin Islands	108,497,504	9.001	-	-	108,497,504	9.001
Priv FIA	02.559.662-0001/21	Brazilian	28,765,247	2.386	-	-	28,765,247	2.386
Opportunity Lógica Rio Consultoria e Participações Ltda	01.909.405-0001/00	Brazilian	3,475,631	0.288	-	-	3,475,631	0.288
Tele FIA	02.597.072-0001/93	Brazilian	9,065	0.002	-	-	9,065	0.002
Opportunity Equity Partners Administradora de Recursos Ltda.	01.909.405-0001/00	Brazilian	2	0.000	-	-	2	0.000
Opportunity Investimentos Ltda.	03.605.085-0001/20	Brazilian	15	0.000	-	-	15	0.000
Verônica Valente Dantas	262.853.205-00	Brazilian	603	0.000	-	-	603	0.000
Maria Amália Delfim de Melo Coutrim	654.298.507-72	Brazilian	90	0.000	-	-	90	0.000
Danielle Silbergleid Ninio	016.744.087-06	Brazilian	2	0.000	-	-	2	0.000
Daniel Valente Dantas	063.917.105-20	Brazilian	2	0.000	-	-	2	0.000
Eduardo Penido Monteiro	094.323.965-68	Brazilian	431	0.000	-	-	431	0.000
Ricardo Wiering de Barros	806.663.027-15	Brazilian	2	0.000	-	-	2	0.000
Pedro Paulo Elejalde de Campos	264.776.450-68	Brazilian	3	0.000	-	-	3	0.000
Renato Carvalho do Nascimento	633.578.366-53	Brazilian	3	0.000	-	-	3	0.000
Sérgio Spinelli Silva Júnior	111.888.088-93	Brazilian	1	0.000	-	-	1	0.000
André Rizzi de Oliveira	135.529.508-42	Brazilian	1	0.000	-	-	1	0.000
Alberto Ribeiro Guth	759.014.807-59	Brazilian	1	0.000	-	-	1	0.000
Hiram Bandeira Pagano Filho	085.074.717-14	Brazilian	1	0.000	-	-	1	0.000
Mariana Sarmento Meneghetti	069.991.807-33	Brazilian	1	0.000	-	-	1	0.000
Ricardo Knoepfelmacher	351.080.021-49	Brazilian	1	0.000	-	-	1	0.000
Sérgio Ros Brasil Pinto	010.833.047-80	Brazilian	1	0.000	-	-	1	0.000
Kevin Michael Altit	842.326.847-00	Brazilian	1	0.000	-	-	1	0.000
Total	-	-	1,205,370,297	100.00	-	-	1,205,370,297	100.00

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)		CORPORATE LAW
QUARTERLY INFORMATION
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		Date: June 30, 2006

01131-2	BRASIL TELECOM S.A.	76.535.764/0001-43

17.01 – SPECIAL REVIEW REPORT – UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Management and Shareholders of
Brasil Telecom S.A.
Brasília – DF

1.
We have performed a special review of the accompanying interim financial statements of Brasil Telecom S.A. and subsidiaries (Company and consolidated), consisting of the balance sheets as of June 30, 2006, and the related statements of income for the quarter and six-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

3.
Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.
We conducted our special review for the purpose of issuing a review report on the mandatory interim financial statements. Supplemental disclosure of cash flow information is presented for purposes of additional analysis.
Such supplemental information for the six-month period ended June 30, 2006 has been subjected to the same review procedures applied to the interim financial statements and, based on our special review, we are not aware of any material modifications that should be made to the statement of cash flows for it to be presented fairly, in all material respects, in relation to the interim financial statements taken as a whole.

5.	The balance sheets as of March 31, 2006, presented for comparative purposes, were reviewed by us and our review report thereon, dated May 12, 2006, was unqualified. In addition, the statements of income for the quarter and six-month period ended June 30, 2005 and the statement of cash flows for the six-month period ended June 30, 2005, presented for comparative purposes, were reviewed by other independent auditors, whose review report thereon, dated July 29, 2005, was unqualified and contained an emphasis of matter paragraph regarding the agreement entered into on April 28, 2005, establishing the merger of the subsidiary 14 Brasil Telecom Celular S.A. into Tim Brasil Serviços e Participações S.A.

6.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, July 31, 2006

DELOITTE TOUCHE TOHMATSU	Marco Antonio Brandão Simurro
Auditores Independentes	Engagement Partner

INDEX

ANNEX	FRAME	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	ADDRESS OF COMPANY’S HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER - (Address for correspondence to Company)	1
01	04	REFERENCE / INDEPENDENT ACCOUNTANT	1
01	05	COMPOSITION OF ISSUED CAPITAL	2
01	06	COMPANY’S CHARACTERISTICS	2
01	07	SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER	2
01	09	ISSUED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET – LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	NOTES TO THE FINANCIAL STATEMENTS	9
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	65
06	01	CONSOLIDATED BALANCE SHEET – ASSETS	66
06	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	67
07	01	CONSOLIDATED STATEMENT OF INCOME	69
08	01	COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER	71
09	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	80
16	01	OTHER INFORMATION WHICH THE COMPANY UNDERSTANDS RELEVANT	82
17	01	SPECIAL REVIEW REPORT – UNQUALIFIED	85
		14 BRASIL TELECOM CELULAR S.A.
		BRTI SERVIÇOS DE INTERNET S.A.
		MTH VENTURES DO BRASIL LTDA.
		VANT TELECOMUNICAÇÕES S.A
		SANTA BÁRBARA DO CERRADO S.A.
		SANTA BÁRBARA DO PANTANAL S.A.
		SANTA BÁRBARA DOS PINHAIS
		SANTA BÁRBARA DOS PAMPAS
		BRASIL TELECOM SCS (BERMUDA) LTD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28 , 2006

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer